Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165616

AXION INTERNATIONAL HOLDINGS, INC.

1,542,500 Shares of Common Stock

The Offering:

This prospectus relates to the sale of up to 1,542,500 shares of our common stock consisting of: (1) 1,500,000 shares issuable to Lincoln Park Capital Fund, LLC (“LPC” or the “Selling Shareholder”) under a purchase agreement (the “Purchase Agreement”); and  (2) 42,500 shares of outstanding common stock issued to LPC under the Purchase Agreement.  We will not receive any of the proceeds from the sale of these shares by LPC, but we will receive proceeds from sales of shares to LPC.

Our common stock is quoted on the Over-The-Counter Bulletin Board under the symbol “AXIH.” On May 3, 2010, the last reported sale price for our common stock as reported on the Over-The-Counter Bulletin Board was $1.29 per share.

The selling shareholder may sell its shares from time to time in the Over-The-Counter market or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. The selling shareholder will be responsible for any commissions or discounts due to brokers or dealers. We will pay substantially all expenses of registration of the shares covered by this prospectus.

Please see the risk factors beginning on page 6 to read about certain factors you should consider before buying shares of common stock.

LPC is an "underwriter" within the meaning of the Securities Act of 1933.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 3, 2010

PROSPECTUS SUMMARY

The following is a brief summary of certain information contained elsewhere in this prospectus. This summary is not intended to be a complete description of the matters covered in this prospectus and is qualified in its entirety by reference to the more detailed information contained in this prospectus. You are urged to read this prospectus in its entirety, including the financial statements and related notes and the “Risk Factors” section. Unless the context requires otherwise, “We,” “Us,” “Our,” “Axion” and the “Company” and similar terms collectively refer to Axion International Holdings, Inc. and its wholly owned subsidiary Axion International, Inc.

About Axion

Axion is the exclusive licensee of patented and patent-pending technologies developed for the production of structural plastic products such as railroad crossties, bridge infrastructure, marine pilings and bulk heading in several territories including North and South America, the Caribbean, South Korea, Saudi Arabia, The United Arab Emirates, and Russia.  Additionally, China is a shared country with our strategic partner, Micron. We believe these technologies, which were developed by scientists at Rutgers University (“Rutgers”), can transform recycled consumer and industrial plastics that would otherwise be discarded into landfills into structural products which are more durable, have a substantially greater useful life and offer more flexible design features than traditional products made from wood, steel and concrete. Our products also resist rot and damaging insects without the use of chemical treatments and require significantly less maintenance throughout their lifecycles than traditional products. In addition, we believe our recycled composite products are environmentally friendly, in part because they sequester carbon, reduce the number of trees needing to be harvested and do not contain creosote, a carcinogen used to coat conventional wood crossties.

We are currently marketing our structural products and fire retardants to both the U.S. domestic and international railroad industry, the U.S. military, and industrial engineering and contracting firms. Our initial products consist of: (1) structural composite railroad crossties, (2) fire retardant composite railroad crossties and (3) structural composite I-beams along with tongue and groove planking.

In addition, we provide engineering and construction services on building projects using our materials. In 2009, we completed construction of two bridges commissioned by the military at Fort Bragg, NC to help facilitate troop movements, which were engineered to carry the extreme tonnage requirements for armored military vehicles that would not be possible with currently existing wooden bridges. We believe these bridges are the first structures of their kind made almost exclusively of recycled thermoplastic materials to support loads in excess of 70 tons.

Our independent auditors issued an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern on our financial statements for fiscal year 2009, based on the significant operating losses and a lack of external financing. Our financial statements do not include any adjustments that resulted from the outcome of this uncertainty. Our inability to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially and adversely from the going concern basis on which our consolidated financial statements have been prepared.

Our principal executive offices are located at 180 South Street, New Providence, New Jersey 07974, and our telephone number is (908) 542-0888.  We maintain a website at “http://www.axionintl.com.”  Information contained on our website is not considered to be a part of, nor incorporated by reference in, this prospectus.

Lincoln Park Capital Transaction

On February 23, 2010, we executed a purchase agreement (the “Purchase Agreement”) and a registration rights agreement with LPC, pursuant to which LPC has agreed to purchase 100,000 shares of our common stock at $2.05 per share together with warrants to purchase 50,000 shares at an exercise price of $2.91 per share for total consideration of $205,000. The warrants and shares of common stock issuable upon exercise of the warrants are not a part of this offering. LPC has also agreed to purchase up to an additional 1,400,000 shares of our common stock at our option as described below.

Pursuant to the registration rights agreement, we have filed a registration statement that includes this prospectus with the Securities and Exchange Commission (the “SEC”) covering the shares that have been issued or may be issued to LPC under the Purchase Agreement.  Immediately after the SEC has declared effective the registration statement, LPC has agreed to purchase 100,000 shares of common stock at a fixed purchase price of $2.05 per share together with warrants to purchase up to 50,000 shares of our common stock at an exercise price of $2.91 per share (the “Warrants”).  Neither the Warrants nor the shares issuable upon exercise of the Warrants are a part of this offering.  After the initial purchase of 100,000 shares, over a 360 business day period (approximately 18 months), we have the right to direct LPC to purchase up to 1,400,000 shares of our common stock which shares will be purchased in increments of 20,000 shares as often as every five business days at our discretion provided, however, that under the Purchase Agreement, no additional sales may occur if the price of our stock is below $1.50 per share.  As of the date of this prospectus, the price is below $1.50, so no additional sales can occur until the price is again at or above $1.50 per share.  The purchase price of the shares will be based on the market prices of our shares at the time of sale as computed under the Purchase Agreement without any fixed discount.  We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon five business days notice.  We can suspend purchases or accelerate purchases in our sole discretion at any time.  Upon entering into the Purchase Agreement, we issued to LPC 85,000 shares of our common stock as consideration for entering into the agreement, half of which are registered for resale herein.

As of May 3, 2010, there were 21,125,541 shares outstanding (17,558,321 shares held by non-affiliates) excluding the 1,500,000 shares offered by LPC pursuant to this Prospectus which it has not yet purchased from us.  If all of such 1,500,000 shares offered hereby were issued and outstanding as of the date hereof, the 1,542,500 shares offered by LPC herein would represent 6.8% of the total common stock outstanding or 8.1% of the non-affiliates shares outstanding, as adjusted, as of the date hereof. The number of shares ultimately offered for sale by LPC is dependent upon the number of shares purchased by LPC under the Purchase Agreement. For more detailed information, please see “The Lincoln Park Capital Transaction” below.

Securities Offered

Common stock to be offered by the selling shareholder	1,542,500 Shares consisting of:

•	1,500,000 shares of our common stock issuable to LPC pursuant to the Purchase Agreement;
•	42,500 shares of our outstanding shares of common stock issued to LPC pursuant to the Purchase Agreement;

Common stock outstanding prior to this offering	21,125,541 Shares.

Use of Proceeds
We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling shareholder and we are not offering any shares for sale under this prospectus, but, provided the price of our common stock is at least $1.50, we will receive proceeds from the sale of up to 1,500,000 shares of our common stock to LPC under the Purchase Agreement. We plan on applying such proceeds, if any, for working capital and general corporate purposes. See "Use of Proceeds."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are forwarding-looking statements.  Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.  All statements other than statements of historical fact, included in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.  Without limiting the broader description of forward-looking statements above, we specifically note that statements relating to competition, management of growth, our strategy, future sales, future expenses and future liquidity and capital resources are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including but not limited to, the risk factors discussed in the next section below, which may cause our actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and other factors referenced in this prospectus.  We do not undertake and specifically decline any obligation to publicly release the results of any revisions which may be made to any forward-looking statement to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

RISK FACTORS

The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made in this prospectus.  Among the key factors that have a direct bearing on our results of operations are:

Axion has generated limited operating revenues. If we are unable to commercially develop and sell our structural plastic products, we will not be able to generate profits and we may be forced to curtail operations.

As of the date hereof, Axion has generated limited revenues. As a result, we have limited operating revenue and we anticipate that, for at least the near future, we will operate at a loss. Our ultimate success will depend on our ability to commercially develop and sell our structural plastic products. If we are unable to commercially develop and sell our structural plastic products, we will not be able to generate profits and we may be forced to curtail operations.

We are dependent on our ability to raise capital from external funding sources. If we are unable to continue to obtain necessary capital from outside sources, we will be forced to reduce or curtail operations.

We have not generated net positive cash flow from operations and we will not be cash flow positive for some time. Aside from the Purchase Agreement with LPC, we have limited financial resources.

Pursuant to the Purchase Agreement with LPC, we will receive $205,000 from LPC from the sale of 100,000 shares and, thereafter, generally we only have the right to sell 20,000 shares every five business days and up to 30,000 shares every two business days (see “The Lincoln Park Transaction”). The amount of proceeds we receive from the sale of stock to LPC will depend on the market price of our common stock.  Assuming a sales price of $1.50, the lowest permissible sales price, every 20,000 shares sold to LPC would result in proceeds of $30,000.  However, as of the date of this prospectus, LPC is not permitted to purchase shares under the Purchase Agreement because the price of our common stock is less than $1.50.

The extent we rely on LPC as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources.  Specifically, LPC shall not have the right nor the obligation to purchase any shares of our common stock on any business days that the market price of our common stock is less than $1.50 and, as noted above, as of the date of this prospectus, LPC is not permitted to purchase shares under the Purchase Agreement because the price of our common stock is less than $1.50.  If obtaining sufficient financing from LPC were to prove unavailable or prohibitively dilutive and if we are unable to generate revenues from sales, we will need to secure another source of funding in order to satisfy our working capital needs.  Even if we sell all of the 1,500,000 shares to LPC under the Purchase Agreement, we most likely will still need additional capital to continue operations and fully commercialize our business plan.  Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects and we might be forced to reduce or curtail our operations.

The Sale Of Our Common Stock To LPC Will Cause Dilution And The Sale Of The Shares Of Common Stock Acquired By LPC Could Cause The Price Of Our Common Stock To Decline

In connection with entering into the Purchase Agreement, we authorized the sale to LPC of up to 1,500,000 shares of our common stock (net of 85,000 previously issued  shares and 50,000 shares issuable upon exercise of the Warrants).  The number of shares ultimately offered for sale by LPC under this Prospectus is dependent upon the number of shares purchased by LPC under the Purchase Agreement. The purchase price for the common stock to be sold to LPC pursuant to the Purchase Agreement will fluctuate based on the market price of our common stock. All 1,542,500 shares registered for LPC in this offering are expected to be freely tradable.  It is anticipated that shares registered in this offering will be sold over a period of up to 18 months from the date of this Prospectus.  Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline.  LPC may ultimately purchase all, some or none of the 1,500,000 shares of common stock not yet issued but registered in this offering on behalf of LPC.  After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to LPC by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock pursuant to our transaction with LPC, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.  However, we have the right to control the timing and amount of any sales of our shares to LPC and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Our independent auditors have expressed that there is substantial doubt about our ability to continue as a going concern.

Our independent auditors issued an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern on our financial statements for fiscal year 2009, based on the significant operating losses and a lack of external financing. Our financial statements do not include any adjustments that resulted from the outcome of this uncertainty. Our inability to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially and adversely from the going concern basis on which our consolidated financial statements have been prepared.

Our products are new and, for the most part, have limited acceptance in the marketplace. If our products do not receive market acceptance, our ability to execute our business plan most likely will be adversely affected.

Although earlier versions of our structural composite railroad crossties, I-beams and bridge decking were sold by Polywood six years ago, only a limited amount of our other products, including our fire retardant composite railroad crossties, have been sold and are new and untested in the marketplace. Potential customers are often resistant to trying new untested products. If our products do not receive market acceptance, our ability to commercialize our business plan most likely will be adversely affected.

Our business will be highly reliant on third party manufacturers. If one or more manufacturers that we engage do not meet our manufacturing requirements, our ability to manufacture and sell our products will be materially impaired.

We plan to rely on third parties to manufacture our products and have made arrangements with two third parties to manufacture our anticipated product needs for at least the next two years. Our business is dependent upon our retention of manufacturers and the development and deployment by third parties of their manufacturing abilities. There can be no assurance that we will retain our present manufacturers or obtain additional manufacturers when and if needed, or that these manufacturers will be able to meet our manufacturing needs in a satisfactory and timely manner. Although we believe there are a number of potential manufacturers available, if we are unable to retain manufacturers quickly or cost effectively, our ability to manufacture and sell our products will be materially impaired.

Our reliance on third party manufacturers involves a number of additional risks, including the absence of guaranteed capacity and reduced control over the manufacturing process, delivery schedules, production yields and costs, and early termination of, or failure to renew, contractual arrangements. Although we believe that these manufacturers will have an economic incentive to perform such manufacturing for us, the amount and timing of resources to be devoted to these activities is not within our control, and there can be no assurance that manufacturing problems will not occur in the future. A significant price increase, an interruption in supply from one or more of such manufacturers, or the inability to obtain additional manufacturers when and if needed, could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to develop substantial sales and marketing capabilities, we most likely will not be able to generate adequate sales.

Sales and marketing activities are primarily being conducted by our senior management team, who, through their prior activities, has background and connections in our industry, and a limited number of internal sales and marketing staff. Eventually, with incremental funding, we plan on hiring additional engineers, sales and marketing staff and implementing a detailed marketing program. However, there can be no assurance that we will develop a sales and marketing force or that our sales and marketing efforts will be successful.

Our ability to effect and sustain our business plan and generate profitable operations most likely will be materially adversely affected if we are unable to purchase raw materials of acceptable quality or cost.

We believe that the raw materials that we will need to manufacture our products are available from multiple sources at relatively stable prices, except for recycled plastic, which has cyclical variation in supply, quality and cost. Our inability to secure supplies of raw materials of acceptable quality and costs could have a material adverse effect on our ability to effect and sustain our business plan and generate profitable operations.

Because our competitors may have greater financial, marketing and research and development resources, we may not be able to successfully compete in our industry.

We compete with traditional construction material suppliers and at least one company, North American Technology Group, which offers a polymer composite product that competes in the railroad tie market. Most of our potential competitors have substantially greater financial and marketing resources and capabilities. These companies and others may independently develop technology for the production of structural plastic products similar or superior to our technology, which may result in our product becoming less competitive or obsolete. Competition from other companies, and possibly from universities and research institutions, may increase as advances in technology are made.

We depend upon senior management and key personnel. Any loss of their services could negatively affect our business. Our failure to retain and attract such personnel could harm our business, operations and product development efforts.

Our success will depend to a significant extent, on the performance of James Kerstein, our CEO, and Marc Green, our President and Treasurer, and others who we hire. To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons. We may not be able to find a suitable replacement for any such person. The loss of the services of key persons could have a material adverse effect on our business, financial condition and results of operations.

Our products require sophisticated research and development and marketing and sales. Our success will depend on our ability to attract, train and retain qualified research and development and marketing and sales personnel. Competition for personnel in all these areas is intense and we may not be able to hire sufficient personnel to achieve our goals. If we fail to attract and retain qualified personnel, our business, operations and product development efforts most likely would suffer.

We may not have adequate protection for the intellectual property rights on which our business depends.

Our success depends, in part, on our ability to protect our important intellectual property rights (including those licensed from Rutgers). The steps we have taken may not be adequate to deter misappropriation or unauthorized use of our proprietary information or to enable us to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We and/or Rutgers have obtained and continue to seek patents with respect to newly developed technologies. We also rely on a combination of trade secret, nondisclosure and other contractual arrangements, and copyright laws to protect our proprietary rights. We enter into confidentiality agreements with our employees and limit access to and distribution of our proprietary information, and if it is necessary to disclose proprietary information to third parties for business reasons, we require that such third parties sign a confidentiality agreement prior to any disclosure. However, these confidentiality agreements cannot guarantee there will not be disclosure or misappropriation of such proprietary information. In addition, litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Intellectual property laws provide limited protection. Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of the United States. Litigation may result in substantial costs and diversion of resources, which may limit the development of our business.

If we or our manufacturers were found to be infringing any third party patents, we or they could be required to pay damages, alter our or their products or processes, obtain licenses or cease certain activities. We cannot be certain that if we or they required licenses for patents held by third parties that they would be made available on terms acceptable to us or them, if at all.

Management and affiliates own enough shares to have a substantial impact on shareholder vote which may limit shareholders’ ability to influence various corporate actions.

Our executive officers, directors, affiliates and entities controlled by them own approximately 17% of the outstanding common stock. As a result, these executive officers and directors will have a substantial impact on the vote on matters that require shareholder approval such as election of directors, approval of a corporate merger and reorganization, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, affecting a stock split, amending our Articles of Incorporation or other material corporate actions.

Environmental liabilities and environmental regulations may have an adverse effect on our business.

Previously, we held minority and non-operating interests in oil and gas properties. The oil and gas business is subject to environmental hazards such as spills, leaks or any discharges of petroleum products and hazardous substances. Although no claims have been made to date and we no longer have any such interests, potential environmental liability may not be extinguished with regard to a holder, such as us, of oil and gas interests during the period in which the interests were held. Accordingly, these environmental hazards could expose us to material liabilities for property damage, personal injuries and/or environmental harms, including the costs of investigating and rectifying contaminated properties.

We have outstanding options, warrants and convertible debentures, and we are able to issue “blank check” preferred stock, that could be issued resulting in the dilution of Common Stock ownership.

As of May 3, 2010, we had outstanding options, warrants and convertible debt that, when exercised and converted, could result in the issuance of up to 6,885,666 additional shares of common stock.  In addition, our Articles of Incorporation allow the board of directors to issue up to 2,500,000 shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the shareholders. We currently have no preferred stock outstanding. To the extent that outstanding options, warrants and convertible debt or similar instruments or convertible preferred stock issued in the future are exercised or converted, these shares will represent a dilution to the existing shareholders.  The preferred stock could hold dividend priority and a liquidation preference over shares of our common stock.   Thus, the rights of the holders of common stock are and will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. Any such issuance could be used to discourage an unsolicited acquisition proposal by a third party.

Our stock price is highly volatile and the purchase or sale of relatively few shares can disproportionately influence the share price.

The trading price and volume of our common stock has been and may continue to be subject to significant fluctuations in response to:

	our ability to execute our business plan;

	actual or anticipated quarterly variations in our operating results;

	the success of our business and operating strategy; and

	the operating and stock price performance of other comparable companies.

The trading price of our common stock may vary without regard to our operating performance. Historically, we have been a thinly traded stock, therefore relatively few shares traded can disproportionately influence share price.

We have limited operating history with regard to our current business and, as a result, there is a limited amount of information about us on which to make an investment decision.

We commenced operations in November 2007 and have recognized limited revenues to date. Accordingly, there is very little operating history upon which to judge our current operations or financial results.

Our Common Stock is deemed to be a "penny stock" and trading of our shares is subject to special requirements that could impede our shareholders' ability to resell their shares.

Our shares are subject to the Penny Stock Reform Act of 1990 which may potentially decrease your ability to easily transfer our shares. Broker-dealer practices in connection with transactions in "penny stocks" are regulated. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price. In addition, potential dilutive effects of future sales of shares of common stock by stockholders and by us, including LPC pursuant to this prospectus could have an adverse effect on the market price of our shares.

Material weaknesses in our disclosure controls and procedures or our failure to remediate such material weaknesses could result in a material misstatement in our financial statements not being prevented or detected and could affect investor confidence in the accuracy and completeness of our financial statements, as well as our stock price.

We have identified material weaknesses in our disclosure controls and procedures, including a lack of sufficient internal accounting resources, formal procedures and segregation of duties necessary to ensure that adequate review of our financial statements and notes thereto is performed, and have concluded that our internal control over financial reporting were not effective as of September 30, 2009. These material weaknesses and our remediation plans are described further in Item 9A(T) "Controls and Procedures" of our Amended Annual Report on Form 10-K for the fiscal year ended September 30, 2009 as filed with the SEC on January 28, 2009.  While we appointed a new Chief Financial Officer in October 2009, these material weaknesses have not yet been fully resolved primarily due to a lack of sufficient financial and personnel resources.  Material weaknesses in our disclosure controls and procedures could result in material misstatements in our financial statements not being prevented or detected. We may experience difficulties or delays in completing remediation or may not be able to successfully remediate material weaknesses at all. Any material weakness or unsuccessful remediation could affect our ability to file periodic reports on a timely basis and investor confidence in the accuracy and completeness of our financial statements, which in turn could harm our business and have an adverse effect on our stock price and our ability to raise additional funds.

Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements.  Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or reflect the occurrence of unanticipated events.  New factors emerge from time to time, and it is not possible for us to predict which will arise.  In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by LPC, but, provided the price of our common stock is at least $1.50, we will receive proceeds from the sale of up to 1,500,000 shares of our common stock to LPC under the Purchase Agreement and from the exercise of the Warrants to be issued to LPC.  We plan on applying such proceeds, if any, for working capital and general corporate purposes.

BUSINESS

We are the exclusive licensee of patented and patent-pending technologies developed for the production of structural plastic products such as railroad crossties, bridge infrastructure, marine pilings and bulk heading in several territories including North and South America, the Caribbean, South Korea, Saudi Arabia, The United Arab Emirates, and Russia.  We share China with our strategic partner, Micron. We believe these technologies, which were developed by scientists at Rutgers University (“Rutgers”), can transform recycled consumer and industrial plastics that would otherwise be discarded into landfills into structural products which are more durable, have a substantially greater useful life and offer more flexible design features than traditional products made from wood, steel and concrete. Our products also resist rot and damaging insects without the use of chemical treatments and require significantly less maintenance throughout their lifecycles than traditional products. In addition, we believe our recycled composite products are environmentally friendly, in part because they sequester carbon, reduce the number of trees needing to be harvested and do not contain creosote, a carcinogen used to coat conventional wood crossties.

We are currently marketing our structural products and fire retardants to both the U.S. domestic and international railroad industry, the U.S. military and industrial engineering and contracting firms. Our initial products consist of:

(1)	structural composite railroad crossties,
(2)	fire retardant composite railroad crossties, and
(3)	structural composite I-beams along with tongue and groove planking

In addition, we may provide certain engineering and construction services on building projects using our materials.  According to the demands of the project, which may vary significantly across projects, we may contract with third parties for all or a significant portion of such services. In 2009, we completed construction of two bridges commissioned by the military at Fort Bragg, NC to help facilitate troop movements.  These bridges were engineered to carry the extreme tonnage requirements for armored military vehicles that would not be possible with currently existing wooden bridges. We believe these bridges are the first structures of their kind made almost exclusively of recycled thermoplastic materials to support loads in excess of 70 tons.

Products

Our crosstie product is similar to products previously sold by Polywood, Inc., a company founded by James Kerstein, one of our founders and our Chief Executive Officer. We anticipate the sales of crossties to be made to both freight and transit line railroads whose cost benefit analysis evaluated the utility of installing plastic crossties in high stress, overhead and moisture-laden areas. Our fire retardant composite railroad crosstie will be a new generation of that crosstie that addresses not only moisture decay and leaching of creosote but also fire vulnerability.

The structural composite I-beams (patent pending) and tongue and groove planking (patent pending) are innovative products that, we believe, have the potential to revolutionize the structural material marketplace. These products were successfully installed for a vehicular bridge over the Mullica River in the New Jersey Pine Barrens in 2003. The design features that made this installation unique were the use of less material and ease of interoperability of the construction parts. In addition, an earlier bridge construction was successfully completed at Ft. Leonard Wood, Missouri in 1998. Based on a 2007 analysis conducted by the U.S. Corps of Army Engineers, we believe that these bridges were then substantially as durable as they were when first installed and required virtually no maintenance. We anticipate supplying product for the construction of additional bridges and selling these products as a solution for waterfront bulkhead projects.

The two fire retardants consist of: (1) a thermoplastic fire retardant that will be applied to the plastic crosstie and (2) a multi-surface fire retardant that can be applied to a variety of surfaces (wood, metal and plastic). We intend to continue to develop new supplemental technologies that will serve to not only expand our market capabilities but also serve as barriers to entry by others.

Sales and Marketing

We have actively commenced sales efforts of our crossties and other structural products and related services to railroads and other public- and private-sector buyers. Since these sales are important to our early success, initial sales are largely being handled by our management team whose members, through their prior activities, have a background in and connections with this industry. In addition, strategic engineering and sales relationships are being established to generate further sales penetration. Our initial objectives are to secure sales orders for composite crossties from railroads and transit line railroads as well as, vehicular bridges, platforms and boardwalks from both the US Army and civilian contracts. We believe our initial sales and marketing efforts have been positively received in the marketplace and our initial success with the US Army is an indication of the acceptance of our products in the market.

With adequate funding, we intend to establish market-facing business units, each team will function as a fully accountable, entrepreneurial unit, graded against its own performance metrics. These business units will be an extended part of the corporate strategic planning initiatives and will be supported by corporate branding, polymer engineering research, production capabilities and in-house customer service.

Manufacturing

We do not plan on manufacturing our products. We believe that our outsourcing model will give us the business flexibility to maximize utilization of manufacturing capacity available in the market, respond to the geographic diversity of our customers and minimize our capital requirements. All of our products are currently manufactured by two third-party manufacturers, one in Pennsylvania and one in Indiana. We have contacted and discussed the production of our products with multiple outsourced manufacturers who have the skills and capabilities to produce our products. Our objective is to selectively transfer the necessary intellectual property to specialists so that they may manufacture products to the specifications required by our designs and with our direct supervision.

We expect that the outsourcing manufacturers will be responsible for the implementation of our quality control program, and we will be responsible for the sourcing of the raw materials and monitoring all phases of production.

Exclusive License Agreement from Rutgers University

Pursuant to a License Agreement (the “License Agreement”) with Rutgers, we have acquired an exclusive royalty-bearing license in specific but broad global territories to make, have made, use, sell, offer for sale, modify, develop, import and export products made using patent and patent pending applications owned by Rutgers. As a result of the License Agreement, we were granted the right to grant sublicenses. We plan to use these patented technologies in the production of structural plastic products such as railroad crossties, bridge infrastructure, utility poles, marine pilings and bulk heading.

We are obligated to pay 1.5-3.0% royalties on various product sales to Rutgers, subject to certain minimum payments and to reimburse Rutgers for certain patent defense costs. We also pay annual membership dues to AIMPP, a department of Rutgers, as well as consulting fees for research and development processes.

The License Agreement runs until the expiration of the last to expire issued patent within the Rutgers’ technologies licensed under the License Agreement, unless terminated earlier.

The Market

We are focused on infrastructure solutions and we have identified four major U.S. vertical markets:

•	Transportation–railroad ties, bridge timbers and switch ties; fire retardants

•	Marine-pilings; bulkheads

•	General industrial-solar installations; sound barriers; boardwalk super structure; fire retardants; fast construction housing and storage containers

•	Military-fire retardants, pallet delivery system for airlift cargo

Within each of these vertical markets, products have been previously manufactured utilizing Rutgers’ technology; some of which have been tested, sold and installed; while others are in development.

Transportation

We believe, based upon management’s belief and experience in the industry that an estimated 19 million ties were purchased in 2009, we believe 15-30% were installed in areas considered most conducive to alternative, non-wooden, ties.  We therefore believe that the alternative tie market is between 2,850,000 ties per year (i.e. 19,000,000 x 15%) and 5,700,000 (i.e. 19,000,000 x 30%), or approximately between $200 to $600 million per year market for the Class I railroads, based upon our anticipated selling prices.

Additional opportunities in the rail market include rail bridges; switch sets (turnouts), rail crossings, and the addition of fire retardant materials as a safety feature.

The Transportation vertical could also be expanded to include highway guard rails and posts, sign posts and other products for state and federal departments of transportation.

Marine

Opportunities include public and private boat docks and marinas; piers and bulk heading along any seaboard, river or estuary.

General Industrial

Opportunities include bridges, solar installations, cell towers and wind turbine poles, sound barriers, boardwalk and residential decking super structure.

Military/Government Contracts

Opportunities include infrastructure, fire retardants, and pallet delivery system.

Competition

We compete with traditional construction material suppliers and at least one company, North American Technology Group, that offers a polymer composite product that competes in the railroad tie market. Most of our potential competitors have substantially greater financial and marketing resources and capabilities. These companies and others may independently develop technology for the production of structural plastic products similar or superior to our technology, which may result in our product becoming less competitive or obsolete. Competition from other companies, and possibly from universities and research institutions, may increase as advances in technology are made.

Benefits: Environmental impact, performance and cost

Utilizing virtually 100% recycled plastic, our structural products have the distinct advantage of being environmentally friendly. Our products address the increasing worldwide environmental concerns for deforestation coupled with the specific goals for recycling, reducing greenhouse gases and manufacturing products without toxic materials. We believe that our products in certain installations will last longer than conventional creosote treated wooden ties, offering significant cost savings in maintenance and product replacement, and will have freedom from biological attack (including termites).

Intellectual Property

Our licensed technologies are in two broad areas: structural formulations and fire retardants. We plan to protect our products’ unique characteristics by combining design features with material formulations and processing techniques. The compositions are used to produce structural materials from waste materials. The processing capacity allows the production of efficient shapes from these blends and the creation of fire retardants.

In the area of compositions, there are five different compositions that all consist of HDPE (High Density Polyethylene) a polymer commonly available from post-consumer and post-industrial waste streams, together with either stiffer polymers or in combination with fiberglass. Since our most completely tested and accepted product solution is presently railroad crossties, it is important to note that each of these polymer combinations can be used in railroad crosstie manufacturing.

We have a license from Rutgers for a pending patent on a unique processing technology that produces finer microstructures in the blends, and leads to even tougher end products.

Included in our license are three pending general patents covering manufactured shapes. One of the patents covers both I-beams and tongue-in-groove planking. Another covers a method to produce even longer I-beams with variable shapes. The third covers a newly designed railroad crosstie that obviates the need for the expensive steel tie plate.

We also have licenses from Rutgers for two pending fire retardant patents. One retardant is designed to be sprayed onto plastic lumber and render it unable to sustain a fire. This technology is designed to coat thermoplastics. The other fire retardant coating was developed for the US Military, specifically to be used to protect their ammunition boxes.

Employees

As of May 3, 2010, we had five full time employees and one part-time employee.

History

The Company was formed in 1981 as Analytical Surveys, Inc. to provide data conversion and digital mapping services to users of customized geographic information systems. However, it experienced a steady decrease in the demand for its services. In fiscal 2006, it acted upon its belief that it would not be able to sustain the operations of its historical business. It focused on completing its long-term contracts that would generate cash and sold its Wisconsin-based operations and assigned its long-term contracts that required new or additional working capital to complete. It transitioned its principal business into that of an independent oil and gas enterprise focused on leveraging non-operating participation in drilling and production prospects for the development of U.S. on-shore oil and natural gas reserves.

Its success as an oil and gas company was contingent upon its ability to raise additional funds in order to build a portfolio of investments that generate cash flow sufficient to meet its operating expenses and capital requirements. Additionally, it was dependent on outside sources of financing to fund its operations and meet its future obligations. The oil and gas activities did not result in positive operating results and efforts to secure additional funds were unsuccessful, which severely restricts its ability to engage in any additional activities. In May 2007, it terminated its oil and gas executives and took steps to reduce expenses and commitments in oil and gas investments.

As a result, in November 2007,it entered into an Agreement and Plan of Merger, among the Company, Axion Acquisition Corp. (the “Merger Sub”), a Delaware corporation and a newly created direct wholly-owned subsidiary of the Company, and Axion International, Inc. (“Axion International”), a Delaware corporation which incorporated on August 6, 2006 and commenced operations in November 2007. On March 20, 2008 (the “Effective Date”), the Company consummated the merger (the “Merger”) of Merger Sub into Axion International, with Axion International continuing as the surviving corporation and a wholly-owned subsidiary of the Company. Each issued and outstanding share of Axion International became 47,630 shares of the Company’ common stock, or 9,190,630 shares in the aggregate constituting approximately 90.7% of the Company’s issued and outstanding common stock as of the Effective Date of the Merger. The Merger resulted in a change of control, and as such, the Company was the surviving entity.

PROPERTIES

We own no real property and rent approximately 2,000 square feet of space in New Providence, New Jersey pursuant to a three-year lease at a monthly rent of approximately $3,400.  These premises serve as our corporate headquarters.  Our third-party manufacturers provide certain storage facilities, which are adequate for our present, and expected near-term, inventory levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The discussion of our financial condition and results of operations set forth below should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

The Company was formed in 1981. On March 20, 2008, it consummated a Merger (the “Merger”), among the Company, Axion Acquisition Corp. (the “Merger Sub”), a Delaware corporation and direct wholly-owned subsidiary of the Company, and Axion International, Inc. (“Axion International”), a Delaware corporation which incorporated on August 6, 2006 with operations commencing in November 2007.  Pursuant to the Merger, the Merger Sub was merged into Axion International, with Axion International continuing as the surviving corporation and a wholly-owned subsidiary of the Company.  Each issued and outstanding share of Axion International became 47,630 shares of the Company’s common stock, or 9,190,630 shares in the aggregate constituting approximately 90.7% of the Company’s issued and outstanding common stock as of the effective date of the Merger.  The Merger resulted in a change of control, and as such, Axion International is the surviving entity.

The Merger has been accounted for as a reverse merger in the form of a recapitalization with Axion as the successor.  The recapitalization has been given retroactive effect in the accompanying financial statements.  The accompanying consolidated financial statements represent those of Axion International for all periods prior to the consummation of the Merger.

Results of Operations

Three Months ended December 31, 2009 compared to the three months ended December 31, 2008

Revenue. For the three months ended December 31, 2009, we recognized $302,541 of revenue compared to $4,200 of revenue for the three months ended December 31, 2008.  In the current fiscal year, we received orders for and initiated work on the demolition and construction of two bridges on the United States Army base at Fort Eustis in Virginia, which are expected to be completed during our year ending September 30, 2010.  Work completed through December 31, 2009 includes primarily engineering and the production of Company material specific to the project and resulted in the recognition of $251,999 of revenue.  In addition, during the current period, we recognized approximately $40,000 and $10,000 respectively from other construction activities and the sale of railroad ties.  Other construction activities pertained primarily to modifications on our Fort Bragg project substantially completed in the year ended September 30, 2009.

Cost of sales. Cost of sales amounted to $246,040 for the quarter ended December 31, 2009, or approximately 81% of sales.  Because we are in the early stages of commercial activities, costs of these sales may not be indicative of costs of sales in the future, which may vary significantly, particularly as a result of the pricing of individual contracts, concurrent production activities, the use of subcontractors and the mix of product sales and services.  In the three months ended December 31, 2009, a portion of certain fixed production costs, which might otherwise have been fully allocated to the Fort Eustis project were absorbed in the concurrent production of inventories of railroad ties.

Research and Development Expense.  Research and development expense for the three months ended December 31, 2009 and for the three months ended December 31, 2008 totaled $26,615 and $154,940, respectively. Expenses in the 2008 period were principally related to the development of our molds, products, and quality control processes. We continue to work with our scientific team at Rutgers University to enhance our product formulations, develop new innovative products, and expand the reach of our existing products and anticipate that research and development expenses may fluctuate significantly in the future as a result of such projects.

Marketing and Sales Expenses.  Marketing and selling expenses for the three months ended December 31, 2009 and for the three months ended December 31, 2008 totaled $105,040 and $46,732, respectively. This increase related to the addition of internal sales personnel since December 31, 2008. Our initial target markets are the domestic and international railroad industry, the U.S. military, vehicular and pedestrian bridges, marine rehabilitation, golf architecture, and industrial engineering firms and, accordingly, our marketing and sales expenses may increase.  In addition, we may make use of outside agents and services for its anticipated expanding activities.

General and Administrative.  General and administrative costs for the three months ended December 31, 2009 totaled $2,461,600, compared to $427,642 during the three months ended December 31, 2008. The increase is primarily due to stock-based compensation in the form of shares and warrants issued to several consultants.  In the quarter ended December 31, 2009, we substantially increased our general business development efforts and publicity of our initial completed projects and expanding business activities. In addition, we engaged consultants to advise on our strategic and financing plans and activities.  We expect to continue to use stock-based compensation in dealing with a number of consultants.  As a result, recorded general and administrative expenses may vary significantly from period to period based on projects initiated and the price of our common stock.

Depreciation and Amortization.  Depreciation and amortization for the three months ended December 31, 2009 and 2008 totaled $64,364 and $10,875 respectively, reflecting increased purchases of molds.

Interest Expense, Net. Interest expense for the three months ended December 31, 2009 and 2008 totaled $34,786 and $60,732 respectively, primarily reflecting lower outstanding debt balances in the current period. We recorded a discount on certain notes substantially equal to the principal amount of the notes.  The recorded discount on these debentures, $599,998 in the aggregate as of December 31, 2009, is being amortized to interest expense on the interest method through their scheduled maturity dates.  As a result of the application of the interest method to these discounts, unless the debentures are converted earlier, substantially all of the discount is expected to be amortized during the first two quarters of our fiscal year ending September 30, 2011.

Year Ended September 30, 2009 Compared to the Period from Inception (November 2007) to September 30, 2008

Revenue and Cost of Sales. For the year ended September 30, 2009, we recognized $1,374,961 of revenue compared to $6,472 of revenue for the period from inception to September 30, 2008.  In fiscal 2009, we completed our first construction project, the construction of two bridges at Fort Bragg, NC, for which we recognized $784,411 of revenue, and also recorded our first significant sales of railroad ties, which amounted to a total of $590,550 during the period, including $530,347 to a single customer.  In the prior fiscal year, we earned modest revenues of $6,472 related to a purchase of railroad crossties by a foreign transit authority for testing.

Cost of sales amounted to $995,218 for the year ended September 30, 2009, or approximately 72% of revenue.  Because these revenues represent the first significant projects and revenues earned by us, costs of these sales may not be indicative of costs of sales in the future, which may vary significantly.

Research and Development Costs.  Research and development costs totaled $467,133 in the fiscal year ended September 30, 2009, compared to $340,457 from inception to September 30, 2008, reflecting increased expenses related to prototype molds and products, professional consulting fees, membership dues paid to technology-related organizations that are directly related to our license, as well as salaries and expenses related to the development of our quality control processes.  In addition we conducted new studies with Rutgers University and other third parties to enhance our product formulations, develop new innovative products, and expand the reach of our existing products.

Marketing and Sales Expenses.  Marketing and selling expenses increased from $90,945 in the period from inception to September 30, 2008 to $497,961 in the year ended September 30, 2009.  The increase reflects increased salaries and expenses, primarily for new hires and consultants, directly related to our marketing and selling efforts.  We are in the early stages of implementing our marketing and sales strategies. Our initial target markets are the domestic and international railroad industry, the U.S. military, golf architecture, and industrial engineering firms.

General and Administrative.  General and administrative costs totaled $3,398,509 for the fiscal year ended September 30, 2009 compared to $1,269,559 in the period from inception to September 30, 2008.  In fiscal 2009, we incurred approximately $1.1 million of stock compensation charges to finance, public relations and investor relations consultants.  In addition, cash fees to such consultants increased approximately $700,000 in fiscal 2009, Other expenses, including salaries, legal fees, travel, supplies, insurance, professional fees and patent costs increased generally with our increased business activities and, fiscal 2009 represented a full year of operations.

Depreciation and Amortization.  Depreciation and amortization totaled $179,547 in the year ended September 30, 2009 compared to $25,609 from inception through September 30, 2008.  The increase relates primarily to machinery and equipment purchases since the March 2008 merger with Axion International.

Other Expense, Net.  We recorded coupon interest expense totaling approximately $113,438 and $104,439, respectively, for the periods ending September 30, 2009 and 2008.  Additionally, we amortize the discounts resulting from and based on the fair value of warrants issued in connection with our debt as well as beneficial conversion features. We recorded $475,745 and $634,002, respectively, in non-cash interest expense for the periods ending September 30, 2009 and 2008 as we amortized the debenture discounts.   Interest expense in future periods will increase in future periods as a result of discounts recorded on $600,000 of convertible debentures issued in September 2009.

In addition, we recorded debt conversion expense of $1,006,826 and $1,104,871, respectively for the year ended September 30, 2009 and the period from inception to September 30, 2008.  These charges result from debt extinguishments and induced conversions of convertible debt in those periods and primarily reflect the fair value of stock issued in debt modifications in which we have offered to reduce existing conversion prices in exchange for holders’ agreement to convert all or a portion of their holdings prior to maturity.  We may or may not enter into similar agreements in the future.  If we do, any related charge will reflect the details of such transactions and may vary significantly from these historical amounts.

Income Taxes. We have unused net operating loss carryforwards, which included losses incurred from inception through September 30, 2009. Due to the uncertainty that sufficient future taxable income can be recognized to realize associated deferred tax assets, no income tax benefit from inception through September 30, 2008 has been recorded.

Liquidity And Capital Resources:  Plan Of Operation

As of December 31, 2009, we had $338,192 in cash and cash equivalents and $1,319,850 of current liabilities.  In addition, as of December 31, 2009, the undiscounted total face value of our debt amounted to $1,064,736, which is due between September 2010 and March 2011.  In the three months ended December 31, 2009, we used $1,269,894 of cash in operations, primarily as a result of production activities for the Fort Eustis bridge project and inventory of railroad ties and our expanding general and administrative activities as discussed above.   From inception through September 30, 2009,  we used approximately $3.9 million in our operating activities, primarily as a result of  our initial and continuing activities devoted to commercializing our business.   Financing activities during the quarter ended December 31, 2009, consisting principally of the sale of common stock generated net cash of $396,000.  From inception through September 30, 2009, financing activities, consisting principally of the sale of debt and equity securities, have generated net cash proceeds totaling approximately $5.1 million.  We expect to continue to incur net cash outflows from operations for the foreseeable future.  Our ability to fund our planned operations, and pay principal and interest on our outstanding debentures when they begin to come due later in the year if not previously converted, depends on our future operating performance and ability to raise capital. The timing and amount of our financing needs will be highly dependent on the success of our sales and marketing programs, our ability to obtain new construction contracts, the size of such contracts and any associated working capital requirements.  At December 31, 2009, except for $705,588 expected to be recognized on the Fort Eustis bridge project, the amount of firm sales commitments for future projects was not significant.  In February 2010, we raised $300,000 in gross proceeds from the sale of a six month convertible note.  In March 2010, convertible debentures with an aggregate principal amount of $278,236 were converted into 927,454 shares of our common stock, in accordance with the terms of the debentures.  Accordingly, our outstanding convertible notes and debentures include the following as of March 31, 2010:

	Due	Conversion Price per Share	Principal Balance
10% convertible notes	August 2010(1)	$2.00	$300,000
8.75% convertible debenture	December 2010	1.50	172,500
10% convertible debenture	February 2011	0.90	300,000
10% convertible debentures	March 2011	0.90	300,000
			$1,072,500

(1) The note is due August 1, 2010 or upon the consummation of a debt or equity financing transaction by us greater than or equal to $1,000,000, whichever is earlier. On May 3, 2010, the last reported sale price for our common stock as reported on the Over-The-Counter Bulletin Board was $1.29 per share.  Accordingly, unless the market price of our common stock increases or the terms of the note are amended, we expect to be required to settle the 10% convertible note due August 1, 2010 in cash.

In addition to any funds generated from sales of common stock to LPC under the Purchase Agreement, we believe we will need to raise additional capital in the next three to twelve months in order to fund our planned operations and repay our debt obligations.  There can be no assurance that we will raise sufficient funds pursuant to the Purchase Agreement or that, if additional financing is needed, that such financing will be available, or if available, that such financing will be upon terms acceptable to us. Our current operating plans for the next fiscal year are to meet our existing and future customer commitments, enhance our research and development capabilities, expand our marketing and sales and engineering staffs, and continue to develop innovative solutions.  We may receive a substantial amount of cash pursuant to the judgment rendered against Tonga, but the outcome and the timing of the appeal filed by Tonga is uncertain (see “Legal Proceedings” below).  Please see the Risk Factor “We are dependent on our ability to raise capital from external funding sources.  If we are unable to continue to obtain necessary capital from outside sources, we will be forced to reduce or curtail operations” in “Risk Factors” above.

Contractual Obligations

	Payments due by period

	Total		Less than 1 year	1-3 years		3-5 years		More than 5 years

Long-Term Debt Obligations	$1,072,500		$472,500	$600,000

Minimum royalties (a)	720,000	(a)	40,000	280,000	(a)	400,000	(a)	(a)

(a)
Subject to voluntary termination by us upon 120 days prior notice under our license agreement with Rutgers.  After year 5, the minimum annual royalty is $200,000 per year.  We may also pay a percentage of consideration received for any future sublicenses.

Disclosure About Off-Balance Sheet Arrangements

We do not have any transactions, agreements or other contractual arrangements that constitute off-balance sheet arrangements.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the U.S. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue and Cost Recognition: Revenue is recognized when persuasive evidence of an agreement with the customer exists, products are shipped or title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed or determinable, collectability is reasonably assured, and when there are no significant future performance obligations.

Customers are billed based on the terms included in the contracts, which are generally upon delivery of certain products or information, or achievement of certain milestones defined in the contracts.  When billed, such amounts are recorded as accounts receivable.  Revenue earned in excess of billings represents revenue related to services completed but not billed, and billings in excess of revenue earned represent billings in advance of services performed.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and depreciation costs.  Losses on contracts are recognized in the period such losses are determined.  We do not believe warranty obligations on completed contracts are significant.  Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Inventories: Inventories are priced at the lower of cost (first–in, first–out) or market and consist primarily of raw materials.  No adjustment has been to the cost of finished goods inventories as of December 31, 2002 or September 30, 2009.

Property and Equipment: Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon.  Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.  The range of estimated useful lives to be used to calculate depreciation for principal items of property and equipment are as follow:

Asset Category	Depreciation/ Amortization Period
Furniture and fixtures	3 to 5 years
Computer equipment and purchased software	3 years
Machinery and equipment	2 to 5 years
Leasehold improvements	Term of lease

Goodwill and Intangible Assets:  We do not amortize intangible assets, and instead annually evaluate the carrying value of intangible assets for impairment.  We hold licenses and expect the cash flow generated by the use of the licenses to exceed their carrying value.

Impairment of Long-Lived Assets:  Assets such as property, plant, and equipment, and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are tested for impairment annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  There have been no events or changes in circumstances that necessitated a review of impairment of long lived assets.

Stock Based Compensation: We record stock-based compensation for transactions in which we exchange our equity instruments for services of employees, consultants and others based on the fair value of the equity instruments issued at the date of grant or other measurement date.  The fair value of common stock awards is based on the observed market value of our stock.  We calculate the fair value of options and warrants using the Black-Scholes option pricing model.  Expense is recognized, net of expected forfeitures, over the period of performance.  When the vesting of an award is subject to performance conditions, no expense is recognized until achievement of the performance condition is deemed to be probable.

Reverse Merger Purchase Accounting: In connection with our Merger, we have made estimates regarding the fair value of the assets acquired and the liabilities assumed.   Adjustments to these estimates are made during the acquisition allocation period, which is generally up to twelve months from the acquisition date.  Subsequent to the allocation period, costs incurred in excess of the recorded acquisition accruals are generally expensed as incurred and if accruals are not utilized for the intended purpose, the excess will be recorded as an adjustment to the cost of the acquired entity, which was charged to paid in capital.

Litigation: We are subject to various claims, lawsuits and administrative proceedings that arise from the ordinary course of business.  Liabilities and costs associated with these matters require estimates and judgment based on professional knowledge and experience of management and our legal counsel.  When estimates of our exposure for claims or pending or threatened litigation matters meet the criteria of SFAS No. 5 “ Accounting for Contingencies ”, amounts are recorded as charges to operations.  The ultimate resolution of any exposure may change as further facts and circumstances become known.  See Note 12 – “Litigation and Other Contingencies” in our consolidated financial statements for the year ended September 30, 2009 elsewhere in this prospectus.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Revenue Recognition – Multiple-Deliverable Arrangements” which addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The provisions of this update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating the effect, if any, that adoption will have on its consolidated financial statements.

MANAGEMENT

The following table sets forth the names and ages of all of our current directors and executive officers along with their current positions.  All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified.

Name	Age	Position with the Company
James Kerstein	51	Chief Executive Officer and Director
Marc Green	62	President and Treasurer
Lori Jones	52	Director
Alan Siegel	71	Director
Miles Slater	67	Director
Bradley C. Love	48	Director
Gary Anthony	49	Secretary and Chief Financial Officer

The principal occupations of and certain other information about each of our executive officers and directors are as follows:

James J. Kerstein. Mr. Kerstein has served as one of our directors and as our Chief Executive Officer since the Effective Date.  He has served as the Chief Executive Officer of Axion International since 2007.   Mr. Kerstein was the President of Plast-O-Matic Valves Inc., a privately-held manufacturer of high end polymer valves focused on the semiconductor and wastewater industries from December 2004 through May 2007.   From 1996 to 2004, he was the founder, Chief Executive Officer, President and Chairman of Polywood, Inc., a manufacturer of recycled plastic resins utilizing the Rutgers University developed technologies for the production of structural plastic products.  Mr. Kerstein is credited as a co-inventor on multiple patents dealing with formulations and uses of recycled plastics. Mr. Kerstein received a BBA in Accounting from George Washington University and a Master’s degree in Human Resources Management Development from Chapman University.

Marc Y. Green. Mr. Green has served as our President and Treasurer since the Effective Date.  While he has served as President and Treasurer of Axion International since its inception in August 2006, Axion International did not commence substantive operations until November 2007.  He also served as one of our directors from the Effective Date through March 18, 2010.  From July 2007 to December 2007, Mr. Green was an Investment Advisor at Merrill Lynch Private Client Group advising high net worth individuals.  From January 2007 through July 2007, Mr. Green was self employed providing financial and business consulting services.  During this time and through the Effective Date, he was involved with developing Axion International’s business plan and negotiation with Rutgers related to the license agreement.  From November 2004 to January 2007, Mr. Green was a Senior Vice President of Keefe, Bruyette & Woods, an investment banking firm, managing institutional sales.  From March 2003 to September 2004, Mr. Green served as Chief Operating Officer of Polywood, Inc.  Mr. Green holds a Bachelor of Science degree in Administration and Management Science from Carnegie Mellon University.

Lori A. Jones. Lori Jones, C.P.A, is the founder of JJM Consulting, a boutique financial consulting firm that provides clients with services in accounting and finance disciplines as well as in strategic initiatives.  As principal of JJM Consulting, she provides consulting services to various entities, including serving as Chief Financial Officer of Issuer Direct Corporation (OTCBB: ISDR) since June 2008. Ms. Jones has served as one of our directors since December 2006.  She served as our Chief Executive Officer from December 2004 to the Effective Date.  Ms. Jones served as our interim Principal Financial Officer from December 2006 to the Effective Date and as our Chief Financial Officer from January 2003 until December 2004.  From March 2001 to January 2003, Ms. Jones was a partner with Tatum CFO Partners LLP, a financial consulting company.  From May 2000 to March 2001, Ms. Jones served as the chief financial officer of Worldmerc Incorporated. From January 1999 to May 2000, Ms. Jones was the chief financial officer of Billserv Inc., an electronic billing presentation and payment service company.  From May 1990 to December 1998, Ms. Jones served in various capacities, including chief financial officer, at Docucon, Inc., a document imaging services company.  Ms. Jones is a C.P.A. and holds a M.B.A. from the University of Texas at San Antonio.

Alan Siegel. Alan Siegel is founder and CEO of the brand consultancy, Siegel+Gale, devoted to positioning global companies for competitive success.  Since the consultancy’s founding in 1969, Mr. Siegel has created strategic branding programs for many leading companies, including 3M, CBS, Xerox and American Express.  Previously, he held various positions in the communications industry at agencies such as BBDO, Ruder Finn, and Sandgren & Murtha. A consultant, teacher and commentator, Mr. Siegel has advised and written extensively on simplicity and the use of plain English in business communications and documents.  He has also served on advisory boards of a number of private businesses and cultural organizations.  Mr. Siegel is a graduate of Cornell University’s School of Industrial and Labor Relations.

Miles Slater. Miles Slater is a former President and CEO of Salomon Brothers International, Ltd. and also served as a member of Salomon Brothers’ Board of Directors. Mr. Slater began his career in investment banking working at the Federal Open Market Committee Trading Desk and held senior executive and board positions with several Wall Street firms including First Pennco Securities, Blyth Eastman Dillon and Bankers Trust Company. He has also been Chairman of the Advisory Board of the Swiss Private bank Bank Julius Baer.  Since his retirement from Salomon Brothers in 1988, Mr. Slater has served on numerous private-company and not-for-profit boards. Mr. Slater holds a degree in Finance from New York University.

Bradley C. Love. Brad Love has been self employed as an independent financial consultant since October 2008.  During this period, he has provided financial consulting services to Regal Capital LLC, one of our management consultants. He also has been a registered representative with Bedminster Financial Group since August 2009.  From March 2003 until October 2008, Mr. Love was a Financial Advisor-Business Development with Wachovia Securities in McLean, Virginia.  He received a BBA in Business Management from The College of William and Mary in 1983.

Gary Anthony.  Gary Anthony was appointed our Chief Financial Officer and Secretary in October 2009.  Since October 2007, Mr. Anthony has served as Controller of Xenomics, Inc., a molecular diagnostics company and, from October 2008 through June 2009, as a Vice President. From November 2004 through October 2007, Mr. Anthony served as the Director of Accounting and Compliance for Palatin Technologies, Inc., a publicly traded pharmaceutical company. Mr. Anthony earned his BS in Accounting from Monmouth College.

Committees

The only committee of the Board of Directors is our Audit Committee, with Lori Jones as its sole member and financial expert.  Ms. Jones is not deemed to be an independent director.  The Audit Committee does not have a formal charter document.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation, paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our Chief Executive Officer, our former Chief Executive Officer and all other executive officers who received or are entitled to receive compensation in excess of $100,000 during the stated period.

Summary Compensation Table
Name and	Fiscal	Salary	Bonus	Option Awards	All other Compensation		Total
Principal Position	Year	($)	($)	($)	($)		($)

James Kerstein	2009	208,000	-	-	10,200	(1)	218,200
Chief Executive Officer	2008	208,000	-	-	10,200	(1)	218,200

Marc Green	2009	120,000	-	-	-		120,000
President and Treasurer	2008	120,000	-	-	-		120,000

Michael Johnson (2)	2009	71,250	-	-	-		71,250
Former Chief Financial Officer and Secretary	2008	22,500	-	-	-		22,500

Gary Anthony (3)	2009	2,885	-	-	-		2,885
Chief Financial Officer and Secretary	2008	-	-	-	-		-

(1) Includes an automobile allowance in the amount of $850.00 per month.
(2) Michael Johnson joined the Company in April 2008 as Chief Financial Officer on a part-time basis and resigned in October 2009
(3) Gary Anthony was appointed Chief Financial Officer and Secretary on a part-time basis in October 2009.

Employment Agreements

James Kerstein

Axion International entered into an employment agreement, dated as of January 1, 2008, with Mr. Kerstein that provides for his continued employment with Axion International as Chief Executive Officer through January 1, 2013. Under the terms of the employment agreement, Mr. Kerstein receives annual base compensation in the amount of $208,000, which will be increased to the following amounts upon reaching the following revenue milestones: (i) $388,000 upon Axion International achieving annual revenues of $10,000,000, (ii) $488,000 upon Axion International achieving annual revenues of $15,000,000, and (iii) $508,000 upon Axion International achieving annual revenues of $25,000,000.  Mr. Kerstein is also entitled to receive benefits (including health insurance) provided to other senior executives and automobile allowance of $850 per month.

In addition, Mr. Kerstein was awarded options to purchase 16 shares of common stock of Axion International at an exercise price of $1.00 per share.  As a result of the Merger and the reverse stock split, such options were automatically converted into the right to purchase 762,076 shares of our common stock, at an exercise price of $.00002 per share.  The options are exercisable for a term of five years, of which (i) 190,519 shares vest upon Axion International achieving annual revenues of $10,000,0000, (ii) 285,779 shares vest upon Axion International achieving annual revenues of $15,000,000 and (iii) 285,779 shares vest upon Axion International achieving annual revenues of $25,000,000; provided, all of the options vest in the event of (i) a change of control, as defined in his employment agreement, (ii) termination of Mr. Kerstein’s employment by Axion International without cause, as defined in his employment agreement, or (iii) termination of Mr. Kerstein’s employment by Mr. Kerstein  for good reason, as defined in the employment agreement.

If Mr. Kerstein is terminated without cause, as defined in his employment agreement, or by Mr. Kerstein for good reason, as defined in his employment agreement, he will receive (i) the remainder of his salary, (ii) benefits provided to other senior executives and (iii) automobile allowance of $850 per month, each through the normal expiration date of his employment term.  If Mr. Kerstein is terminated due to his permanent disability, he will receive for a period of six months (i) his base salary, (ii) benefits provided to other senior executives and (iii) automobile allowance of $850 per month.  In addition, if Mr. Kerstein is terminated due to his death, he will receive base salary for a period of six months.

The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 12 months following termination of Mr. Kerstein’s employment.

Mr. Kerstein’s agreement was amended in December 2008 solely for the purpose of making it more compliant with provisions of Section 409A of the Internal Revenue Code that took effect on December 31, 2008.

Marc Green

Axion International has entered into an employment agreement, dated as of January 1, 2008, with Mr. Green that provides for his continued employment with Axion International as President through January 1, 2011. Under the terms of the employment agreement, Mr. Green receives annual base compensation in the amount of $120,000, which will be increased to the following amounts upon reaching the following revenue milestones:  (i) $150,000 upon Axion International achieving annual revenues of $10,000,000, and (ii) $180,000 upon Axion International achieving annual revenues of $25,000,000.  Mr. Green is also entitled to receive benefits (including health insurance) provided to other senior executives.

In addition, Mr. Green was awarded options to purchase eight shares of common stock of Axion International at an exercise price of $1.00 per share.  As a result of the Merger and reverse stock split, such options were automatically converted into the right to purchase 381,038 shares of our common stock, at an exercise price of $.00002 per share.  The options are exercisable for a term of five years and vest upon Axion International achieving annual revenues of $25,000,000; provided, all of the options vest in the event of (i) a change of control, as defined in his employment agreement, (ii) termination of Mr. Green’s employment by Axion International without cause, as defined in his employment agreement, or (iii) termination of Mr. Green’s employment by Mr. Green for good reason, as defined in the employment agreement.

If Mr. Green is terminated without cause, as defined in his employment agreement, or by Mr. Green for good reason, as defined in his employment agreement, he will receive (i) his base salary for up to one year, (ii) benefits provided to other senior executives (including health insurance) through the normal expiration date of his employment term and (iii) automobile allowance of $850 per month through the normal expiration date of his employment term.  If Mr. Green is terminated due to his permanent disability, he will receive for a period of six months (i) his base salary, and (ii) benefits provided to other senior executives.  In addition, if Mr. Green is terminated due to his death, he will receive base salary for a period of six months.

The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 12 months following termination of Mr. Green’s employment.

Mr. Green’s agreement was amended in December 2008 solely for the purpose of making it more compliant with provisions of Section 409A of the Internal Revenue Code that took effect on December 31, 2008.

Lori A. Jones

The Company had entered into an employment agreement, dated as of April 1, 2005, with Ms. Jones that provided for her continued employment as Chief Executive Officer or such other position as may be mutually agreed. Under the terms of the employment agreement, Ms. Jones was entitled to receive a base salary of $175,000 and bonus compensation of $50,000 payable in 12 monthly installments upon the shareholder approval or closing of an acquisition, merger or other strategic transaction.  Pursuant to an agreement dated March 28, 2008, Ms. Jones agreed to receive 25,000 shares of our common stock in lieu of the $50,000 cash bonus she was entitled to receive as a result of the Merger.  Ms. Jones was also entitled to receive benefits provided to other senior executives.  Ms. Jones also participated in an incentive reward program, which includes a 1% overriding royalty interest that is proportionately reduced to our net interest in all oil and gas deals.

Upon termination of Ms. Jones’ employment without cause, as defined in her employment agreement, or if she resigned her employment for good reason, as defined in her employment agreement, including a termination of employment in connection with a change of control, as defined in her employment agreement, Ms. Jones was entitled to receive salary for a period of twelve months.  Ms. Jones agreed to terminate her employment agreement without any obligation on the part of the Company to pay her severance.

In April 2008, the Company entered into a consulting arrangement with Ms. Jones whereby Ms. Jones agreed to continue to provide consulting services to our new management team through December 2008.  Pursuant to the consulting arrangement, Ms. Jones received a fixed fee of $22,500 plus a monthly fee of $3,000.

Compensation of Directors

The following table shows compensation to all directors who were not also employees or officers during fiscal year ended September 30, 2009.

Compensation of Directors
Name	Option Awards	All Other Compensation	Total
Lori Jones	$17,895	-	$17,895
Alan Siegel	28,632	-	28,632
Miles Slater	28,632	-	28,632
Michael Martin (1)	-	-	-

(1) Mr. Martin resigned as a member of the Board of Directors in May 2009.

We have not established a standard compensation policy covering all non-employee directors for their service on the Board of Directors or committees of the Board.  In 2009, in connection with the appointment of two new directors, we issued stock options exercisable for 150,000 shares each to Alan Siegal and Miles Slater for their services.  We also issued stock options exercisable for 125,000 shares to Lori Jones.  The options carry an exercise price of $1.13 and vest over a three-year period.  The compensation to be paid to Bradley Love, appointed in March 2010, has not been established.  Currently, none of our directors receive cash compensation for their services.  In addition, directors who are employees of the Company, including James Kerstein and Marc Green in 2009, do not receive any compensation for their service on the Board.  The Board of Directors intends to review its Board compensation and compensation policies on a periodic basis for the foreseeable future.

Outstanding Equity Awards at Fiscal Year End
Option Awards

Name	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
James Kerstein	762,076	$.00002	1/1/2013
Marc Green	381,038	.00002	1/1/2013

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth information regarding the number of shares of our common stock beneficially owned as of May 3, 2010, by each of our directors, each of our executive officers, all of our executive officers and directors as a group, and by any person or “group,” as that term is used in Section 13(d)(3) of the Exchange Act, known to us to own beneficially more than 5% of the outstanding shares of our common stock. Except as otherwise set forth below, the address of each of the persons listed below is c/o Axion International Holdings, Inc., 180 South Street, Suite 104, New Providence, New Jersey 07974.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
James Kerstein (2)	2,000,450	9.4%
Marc Green (3)	1,070,744	5.1%
Gary Anthony	-	*
Lori A. Jones(4)	101,960	*
Alan Siegel(5)	156,818	*
Miles Slater(6)	298,612	1.4%
Bradley Love(7)	683,028	3.2%
Harborview Master Fund, L.P. (8)(9)(10)	1,919,688	8.9%
Harborview Advisors, LLC(8)(9)(10)(11) Richard Rosenblum(8)(9)(10)(12) David Stefansky(8)(9)(10)(13)	1,919,688 2,506,638 2,506,638	8.9 11.7 11.7%%%
Insight Partners LLC 4800 Hampden Lane 7th Floor Bethesda, MD 20814 (14)	1,862,505	8.7%
ADH Ventures 24 Addison Drive Fairfield, NJ 07004	1,114,937	5.3%
All directors and officers as a group (7 persons)	4,311,612	19.7%

* Less than 1% of outstanding shares.

(1)
As of May 3, 2010, we had 21,125,541 shares of common stock outstanding.  Unless otherwise indicated in these footnotes, each shareholder has sole voting and investment power with respect to the shares beneficially owned. All share amounts reflect beneficial ownership determined pursuant to Rule 13d-3 under the Exchange Act. All information with respect to beneficial ownership has been furnished by the respective director, executive officer or shareholder, as the case may be, or from our records.

(2)	Excludes shares issuable upon exercise of options to purchase 762,076 shares of common stock, which options have not yet vested.

(3)	Excludes shares issuable upon exercise of options to purchase 381,038 shares of common stock, which options have not yet vested.

(4)	Includes shares issuable upon exercise of options to purchase 75,000 shares of common stock.

(5)	Includes shares issuable upon exercise of options to purchase 100,000 shares of common stock.

(6)	Includes options to purchase 100,000 shares of common stock.

(7)
Includes warrants to purchase 138,281 shares of common stock held by Mr. Love.  Also includes 50,000 shares of common stock, 111,111 shares of common stock issuable on conversion of convertible notes and warrants to purchase 220,000 shares of common stock all of which are held jointly with his spouse.

(8)
The principal business address of the shareholder is c/o Harborview Advisors LLC, 850 Third Avenue, Suite 1801, New York, New York 10022. Information for this shareholder is based on the sharheolder’s Schedule 13D filed with the SEC.

(9)	Includes warrants to purchase 200,000 shares of common stock and 150,000 shares of common stock issuable on conversion of convertible notes.

(10)	Excludes 138,000 shares issuable upon conversion of a convertible note that limits conversion to the extent that the holder would own in excess of 9.9% of our outstanding shares.

(11)
Includes 1,919,688 shares beneficially owned by Harborview Master Fund, L.P. as to which shares Harborview Advisors, LLC, as the general partner of Harborview Master Fund, L.P., has sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition.

(12)
Includes 1,919,688 shares beneficially owned by Harborview Master Fund, L.P.  and 586,950 shares beneficially owned by Harborview Capital Management, LLC, as to which shares Mr. Rosenblum, as a managing member of Harborview Advisors, LLC and Harborview Capital Management, LLC, has shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition.

(13)
Includes 1,919,688 shares beneficially owned by Harborview Master Fund, L.P.  and 586,950 shares beneficially owned by Harborview Capital Management, LLC, as to which shares Mr. Stefansky, as a managing member of Harborview Advisors, LLC and Harborview Capital Management, LLC, has shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition.

(14)	Includes options to purchase 169,323 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Harborview Master Fund, L.P.

In July 2009, we issued a 0% short-term note to Harborview Master Fund, L.P. (“Harborview”) in the amount of $100,000 together with three-year warrants to purchase 100,000 shares of our common stock at an exercise price of $0.88 per share.  The amount of the note was repaid during the fiscal year ended September 30, 2009.  In February 2010, we issued a 10% short-term note to Harborview in the amount of $300,000 convertible at the rate of $2.00 per share together with five-year warrants to purchase 100,000 shares of our common stock at an exercise price of $2.50 per share. In addition we entered intio a consulting agreement with Harborview Capital Management, LLC pursuant to which Harborview Capital Management, LLC is providing financial consulting services to us. Richard Rosenblum and David Stefansky are managing members of Harborview Capital Management, LLC, and Harborview Advisors, LLC, the general partner of Harborview Master Fund, L.P.

Regal Capital LLC.

Pursuant to a management consulting agreement with Regal Capital LLC (“Regal’), of which our former Secretary and Director Michael Martin was managing partner, we paid to Regal a $247,500 in the aggregate for management consulting services.  In addition, we issued to Regal five-year warrants for 156,256 shares of our common stock exercisable at $0.88 per share.  In May 2009, we issued a 0% short-term note to Regal in the amount of $25,000 together with five-year warrants for 30,000 shares of our common stock at an exercise price of $0.88 per share.  The amount of the note was repaid during the fiscal year ended September 30, 2009.  In addition, we entered into a three-year sales agreement with Regal under which Regal would earn sales commissions based on our sales to customers introduced to us by Regal.

Bradley Love.

In January 2009, we issued Mr. Love three year options to purchase 50,000 shares at $0.01 per share.  Mr. Love subsequently exercised these options.  In 2009, as a consultant to Regal Capital LLC, Mr. Love received compensation from Regal of $62,500 and warrants to purchase an aggregate of 138,281 shares of our common stock at an exercise price of $0.88 per shares.  Some of the warrants expire on December 31, 2013 and the others expire on December 11, 2014 and January 21, 2015.  In 2009, as a registered representative with Bedminster Financial Group, Mr. Love received $48,000 in commissions with regard to our private placement.  In June 2009, Mr. Love and his spouse loaned us $100,000 pursuant to an interest-free short-term promissory note (the "Note").  As consideration for the loan we issued them a five year warrant to purchase 120,000 shares at $0.88 per share.  In September 2009, they rolled the principal amount of the Note into a $100,000 18-month convertible debenture. Interest under the debenture is 10% per annum (or 12% per annum if paid in stock at a conversion rate of $0.90 per share, at their discretion).  The conversion rate of the debenture is $0.90 per share.  The convertible debenture was issued together with five year warrants to purchase 100,000 shares at an exercise price of $0.90 per share.  As of the date hereof, $3,078 had been paid in interest under the debenture, and the principal amount of the debenture still owing was $100,000.  In September 2009, we entered into a financial consulting agreement with Mr. Love pursuant to which Mr. Love provides consulting services related to assistance with obtaining potential customers for our products in the U.S. and internationally, promoting the Company and its products to potential investors and identifying potential strategic partners, acquisition opportunities and joint venture partners for the expansion and development of our business and products.  The Agreement was amended in March 2010 to provide for a five year term.  Under the agreement, Mr. Love will receive five year warrants to purchase up to 360,000 shares of our common stock at an exercise price of $0.90 per share, exercisable over the term of the agreement at the rate of 72,000 shares per year.

Rutgers Agreements.

Pursuant to a License Agreement (the “License Agreement”) with Rutgers, formerly a 5%-shareholder, Axion International has acquired an exclusive royalty-bearing license in specific but broad global territories to make, have made, use, sell, offer for sale, modify, develop, import and export products made using patent and patent pending applications owned by Rutgers.  As a result of the License Agreement, Axion International was granted the right to grant sublicenses. These exclusive rights are for the following territories:  United States, Canada, Central America, the Caribbean, Mexico, South America, South Korea, Saudi Arabia and Russia.  We also have co-exclusive rights for China.  We plan to use these patented technologies in the production of structural plastic products such as railroad crossties, bridge infrastructure, utility poles, marine pilings and bulk heading.

Axion International is obligated to pay 1.5 – 3.0% royalties on various product sales to Rutgers, subject to a minimum of $10,000 in calendar year 2008, increasing to and remaining constant at $200,000 by and after calendar year 2011, and to reimburse Rutgers for certain patent defense costs.  We also pay annual membership dues to AIMPP, a department of Rutgers, as well as consulting fees for research and development processes.  In the fiscal year ended September 30, 2009, we recorded approximately $24,000 of royalty expense due to Rutgers.

The License Agreement runs until the expiration of the last to expire issued patent within the Rutgers’ technologies licensed under the License Agreement, unless terminated earlier.

We also enter into research agreements with Rutgers from time to time.  During the fiscal year ended September 30, 2009, we recorded approximately $180,000 of research expenses for work performed for us under these agreements.

LEGAL PROCEEDINGS

We may be involved from time to time in various claims, lawsuits, disputes with third parties or breach of contract actions incidental to the normal course of business operations. We are not aware of any material pending legal proceedings involving us except as discussed below.

In November 2005 and November 2007, the Company was named as party to suits filed in the State of Indiana by the Sycamore Springs Homeowners Association, as well as certain homeowners in the Sycamore Springs neighborhood of Indianapolis, Indiana, and by the developers of the Sycamore Springs neighborhood.  The claimants alleged that various Mid-States Engineering entities that are alleged to be subsidiaries of MSE Corporation, which the Company acquired in 1997, adversely affected the drainage system of the Sycamore Springs neighborhood, and sought damages from flooding that occurred on September 1, 2003.  Mediation efforts held in November 2007 and April 2008 have been successful, and each of the suits has been settled. The agreement is a compromise of disputed claims asserted or which may be asserted by the claimants against the settling defendants for any past, present and future losses, damages, and claims they may have against the settling defendants. The claims from the all three lawsuits arise from a single occurrence with one deductible applying to the matter, and defense of the actions were provided by the Company’s insurance carrier.  We assumed a $100,000 obligation payable to our insurer, which represents the deductible pursuant to the terms of the Company’s insurance coverage.

In April 2006, the Company commenced an action against Tonga Partners, L.P. (“Tonga”), Cannell Capital, L.L.C. and J. Carlo Cannell in the United States District Court of New York, for disgorgement of short-swing profits pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.  On November 10, 2004, Tonga converted a convertible promissory note into 1, 701,341 shares of common stock, and thereafter, between November 10 and November 15, 2004, sold such shares for a short-swing profits.  In September 2008, the District Court granted the Company summary judgment against Tonga for disgorgement of short-swing profits in the amount of $4,965,898.  The defendants are appealing from the order granting the Company summary judgment.

DESCRIPTION OF SECURITIES

General

Our authorized capital consists of 100,000,000 shares of common stock, no par value, and 2,500,000 shares of preferred stock, no par value.  As of May 3, 2010, there were 21,125,541 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by those shareholders. Upon the liquidation, dissolution, or winding up of our Company, the holders of our common stock will be entitled to share ratably in all of the assets which are legally available for distribution, after payment of all debts and other liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. All of our currently outstanding shares of common stock are, and all of our shares of common stock offered for sale under this prospectus will be, validly issued, fully paid and non-assessable.

Preferred Stock

Pursuant to our Articles of Incorporation, our board of directors is empowered to designate and issue classes of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the shareholders.

Options and Warrants and Debentures Convertible into Common Stock

As of May 3, 2010, there were outstanding options entitling the holders to purchase 2,219,799 shares of common stock at a weighted average exercise price of $0.47 per share and warrants entitling the holders to purchase up to 3,734,200 shares of common stock at a weighted average exercise price of $1.49 per share.  In addition, outstanding debentures with an aggregate principal amount of $1,072,500 can be converted by the holders into 931,667 shares of common stock.

In conjunction with LPC’s initial purchase of 100,000 shares under the Purchase Agreement, we will issue to LPC a five year warrant to purchase 50,000 shares of our common stock at an exercise price of $2.91 per share (subject to adjustment for reorganization, recapitalization, non-cash dividend, stock split, other similar transaction and certain fundamental transactions).  The Warrants permit “cashless” exercise.  The warrants and shares of common stock issuable upon exercise of the warrants are not a part of this offering.

MARKET FOR COMMON EQUITY AND
RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the Over-The-Counter Bulletin Board under the symbol “AXIH.” On May 3, 2010, the last reported sale price for our common stock as reported on the Over-The-Counter Bulletin Board was $1.29 per share.

The following table sets forth the high and low bid quotations for our common stock (on a post-reverse split basis) as reported on the Over-the-Counter Bulletin Board by quarter during each of our last two fiscal years.  The high and low bid quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	High	Low
Year Ended September 30, 2010
First quarter	$3.20	$2.10
Second quarter	3.10	1.55
Year Ended September 30, 2009
First quarter	$1.50	$0.75
Second quarter	1.20	0.85
Third quarter	1.17	0.80
Fourth quarter	3.25	0.65
Year Ended September 30, 2008
First quarter	$0.68	$0.32
Second quarter	0.72	0.32
Third quarter	1.84	0.72
Fourth quarter	1.80	0.93

As of May 3, 2010, there were approximately 1,200 record holders of our Common Stock, not including holders in street name. We estimate that there are in excess of 3,000 holders if you include shares held in street name.

Dividends

Since becoming a public company, we have not declared or paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.  We presently expect that we will retain all future earnings, if any, for use in our operations and the expansion of our business.

Equity Compensation Plan Information

The following table provides information regarding the status of our existing equity compensation plans at September 30, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding option, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plans approved by security holders	-	-	2,886,550
Equity compensation plans not approved by security holders	2,344,799	$0.49	21,250
Total	2,344,799	$0.49	2,907,800

THE LINCOLN PARK CAPITAL TRANSACTION

General

On February 23, 2010, we executed a purchase agreement (the “Purchase Agreement”) and a registration rights agreement with LPC, pursuant to which LPC has agreed to purchase 100,000 shares of our common stock at $2.05 per share together with warrants to purchase 50,000 shares at an exercise price of $2.91 per share for total consideration of $205,000.  The warrants and shares of common stock issuable upon exercise of the warrants are not a part of this offering.  LPC has also agreed to purchase up to an additional 1,400,000 shares of our common stock at our option as described below.

Pursuant to the registration rights agreement, we have filed a registration statement that includes this prospectus with the Securities and Exchange Commission (the “SEC”) covering the shares that have been issued or may be issued to LPC under the Purchase Agreement.  We do not have the right to commence any sales of our shares to LPC until the SEC has declared effective the registration statement of which this Prospectus is a part.  Immediately after the SEC has declared effective the registration statement, LPC has agreed to purchase 100,000 shares of common stock at a fixed purchase price of $2.05 per share together with warrants to purchase up to 50,000 shares of our common stock at an exercise price of $2.91 per share (the “Warrants”).  The registration statement has been declared effective ande the conditions to commence funding have generally been satisfied.  Neither the Warrants nor the shares issuable upon exercise of the Warrants are a part of this offering.  After the initial purchase of 100,000 shares, over a 360 business day period (approximately 18 months), we have the right to direct LPC to purchase up to 1,400,000 shares of our common stock which shares will be purchased in increments of 20,000 shares as often as every five business days at our discretion provided, however, that under the Purchase Agreement, no additional sales may occur if the price of our stock is below $1.50 per share.  As of the date of this Prospectus, the price is below $1.50, so no additional sales can occur until the price is again at or above $1.50 per share.  The purchase price of the shares will be based on the market prices of our shares at the time of sale as computed under the Purchase Agreement without any fixed discount.  We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon five business days notice.  We can suspend purchases or accelerate purchases in our sole discretion at any time.

As of May 3, 2010, there were 21,125,541 shares outstanding (17,558,321 shares held by non-affiliates), excluding the 1,500,000 shares offered by LPC pursuant to this Prospectus which it has not yet purchased from us.  If all of 1,542,500 shares offered by LPC hereby were issued and outstanding as of the date hereof, such shares would represent 6.8% of the total common stock outstanding or 8.0% of the non-affiliates shares outstanding, as adjusted, as of the date hereof. The number of shares ultimately offered for sale by LPC is dependent upon the number of shares purchased by LPC under the Purchase Agreement.

Purchase of Shares Under The Purchase Agreement

Generally, after the registration of which this Prospectus is a part is declared effective, LPC shall purchase 100,000 share of our common stock at a fixed price of $2.05 per share together with warrants to purchase 50,000 shares.  The warrants and shares underlying the warrants are not a part of this offering.  Thereafter, we have the right to direct LPC to purchase up to 1,400,000 shares of our common stock which shares will be purchased in increments of 20,000 shares as often as every five business days during the 18 month term of the agreement, at our discretion.  We have the sole right to suspend such purchases at any time and to direct LPC to again make purchases at our discretion.  We also have the right to terminate the agreement with LPC at any time, as described below.

In addition to purchases of 20,000 shares as often as every five business days, we also have the right on any business day selected by us to direct LPC to purchase up to 30,000 shares of our common stock (an “Accelerated Purchase”).  We can direct LPC to make multiple Accelerated Purchases from time to time and at our sole discretion so long as at least two Business Days have passed since the most recent Accelerated Purchase was completed.

LPC may not assign its rights or obligations under the Purchase Agreement.

Purchase Price

The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or
•	the average of the three lowest closing sale prices of our common stock during the ten consecutive trading days prior to the date of a purchase by LPC.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction.

Minimum Purchase Price

Under the Purchase Agreement, we have set a minimum purchase price (“floor price”) of $1.50. LPC shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price would be less than the floor price. Specifically, LPC shall not have the right or the obligation to purchase shares of our common stock on any business day that the market price of our common stock is below $1.50. As of the date of this prospectus, LPC is not permitted to purchase shares under the Purchase Agreement because the price of our common stock is less than $1.50.

Our Right To Suspend Purchases

We have the unconditional right to suspend purchases at any time for any reason effective upon five trading days’ notice. Any suspension would remain in effect until our revocation of the suspension.

Events of Default

Generally, LPC may terminate the Purchase Agreement without any liability or payment to us upon the occurrence of any of the following events of default:

•
the effectiveness of the registration statement of which this prospectus is a part lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to LPC for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten consecutive trading days or for more than an aggregate of 30 trading days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of three consecutive trading days;
•
the de-listing of our common stock from quotation on the Over-The-Counter Bulletin Board, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market, the Nasdaq Capital Market or the NYSE Amex;

•	the transfer agent's failure for five trading days to issue to LPC shares of our common stock which LPC is entitled to under the Purchase Agreement;
•
any material breach of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which has or which could have a material adverse affect on us subject to a cure period of five trading days;

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or
•
a material adverse change in our business, properties, operations, financial condition or results of operations or the validity or enforceability of the Purchase Agreement or our ability to  perform our obligations thereunder.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to LPC terminating the Purchase Agreement. Such notice shall be effective five trading days after LPC receives such notice.

Effect of Performance of the Purchase Agreement on Our Shareholders

All shares registered on behalf of LPC in this offering will be freely tradable. It is anticipated that shares registered on behalf of LPC in this offering will be sold over a period of up to 18 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. LPC may ultimately purchase all 1,500,000 shares of common stock still available for purchase under the Purchase Agreement, and it may sell some, none or all of the shares of common stock it acquires under the agreement. Therefore, the purchases under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) suspend purchases of the common stock by LPC and (2) terminate the Purchase Agreement.

In connection with entering into the agreement, we authorized the sale to LPC of up to 1,500,000 shares of our common stock.  We will sell no more than 1,500,000 shares to LPC under the Purchase Agreement, all of which are included in this offering.  We have the right to terminate the agreement without any payment or liability to LPC at any time, including in the event that all 1,500,000 shares are sold to LPC under the Purchase Agreement.   The number of shares ultimately offered for sale by LPC under this prospectus is dependent upon the number of shares purchased by LPC under the agreement.  The following table sets forth the amount of proceeds we would receive from LPC from the sale of shares at varying purchase prices:

Assumed Average Purchase Price	Number of Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to LPC(2)	Proceeds from the Sale of Shares to LPC Under the Purchase Agreement
$1.50	1,500,000	6.6%	$2,250,000
$2.00	1,500,000	6.6%	$3,000,000
$2.50	1,500,000	6.6%	$3,750,000
$3.00	1,500,000	6.6%	$4,500,000
$3.50	1,500,000	6.6%	$5,250,000

(1)	Includes all shares that may be sold to LPC under the Purchase Agreement. Excludes any shares issuable upon exercise of the Warrants to be issued to LPC.

(2)
The denominator is based on 21,125,541 shares outstanding as of May 3, 2010, which includes the 85,000 shares previously issued to LPC and the number of shares set forth in the second column. The numerator is based on the number of shares set forth in the second column.  The table illustrates the percentage of outstanding shares if all the shares were sold to LPC.  We may elect to sell and issue some, all or none of these shares to LPC.

No Short-Selling or Hedging by LPC

LPC has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Commitment Shares Issued to LPC

Under the terms of the Purchase Agreement LPC, upon entering into the Purchase Agreement, we issued to LPC 85,000 shares of our common stock as consideration for entering into the agreement, half of which are included in this offering.

No Variable Priced Financings

Until approximately 18 months from the date hereof, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities unless we have obtained LPC's prior written consent.

SELLING SHAREHOLDER

The following table provides information regarding the selling shareholder and the number of shares of common stock it is offering.

The information regarding shares beneficially owned prior to the offering assumes that the shares that may at our discretion be sold to LPC under the Purchase Agreement are issued, but we may ultimately direct LPC to purchase some, none or all of these shares and accordingly this information is provided only on this assumed basis.  As of May 3, 2010, we have issued only 85,000 shares of common stock to LPC and, as of such date, LPC does not have the right to acquire or vote or have investment power with respect to any other shares under the Purchase Agreement, but does have the obligation to purchase shares as directed by us.  The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling shareholder. The percentage ownership data is based on 21,125,541 shares of our common stock issued and outstanding as of May 3, 2010 together with the 1,500,000 shares of common stock that we may issue to LPC under the Purchase Agreement and securities exercisable or convertible into shares of common stock within sixty (60) days of such date for the selling shareholder.  Ownership is determined and disclosed as required under item 507 of Rule S-K.

The selling shareholder has not had any position, office or other material relationship with us or any of our affiliates within the past three years.

Selling Shareholder	Common Stock Owned Prior To Offering		Maximum No. of Shares Being Offered		Common Stock Owned After The Offering
Lincoln Park Capital Fund, LLC (1)	1,585,000	(2)	1,542,500	(3)	42,500

(1)
Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park Capital Fund.  Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered.

(2)
This is the maximum number of shares of common stock that may, at our discretion, be sold to LPC under the Purchase Agreement.  As of May 3, 2010, 85,000 shares of common stock have been issued to LPC of which 42,500 have been registered pursuant to this prospectus. Other than the 85,000 shares of common stock already issued to LPC, we may sell some, none or all of the 1,500,000 shares of common stock to LPC and LPC does not under the Purchase Agreement have the right to acquire or vote or have investment power with respect to any of these 1,500,000 shares of common stock unless and until such shares are actually sold to LPC.  Accordingly LPC disclaims beneficial ownership of these shares.

(3)	Includes 42,500 shares of common stock currently owned by LPC, and 1,500,000 shares of common stock that may be issued under the Purchase Agreement.

PLAN OF DISTRIBUTION

The common stock is being offered by LPC.  LPC may be sold or distributed from time to time by LPC only for cash directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be affected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions;

•	any combination of the foregoing methods of sale; and

•	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

LPC is an “underwriter” within the meaning of the Securities Act of 1933.  Any broker-dealers or agents that are involved in selling the shares for the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales.

Neither we nor the selling shareholder can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between the selling shareholder, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling shareholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify LPC and related persons against specified liabilities, including liabilities under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

LPC and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised LPC that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this Prospectus.

This offering will terminate on the date that all shares offered by this Prospectus have been sold by the selling shareholder.

TRANSFER AGENT

The transfer agent and registrar for our common stock is Computershare, 350 Indiana Street, Suite 750, Golden, CO 80401. Their telephone number is (303) 262-0600.

REPORTS TO SECURITY HOLDERS

We file annual and quarterly reports with the SEC. In addition, we file additional reports for matters such as material developments or changes. These filings are a matter of public record and any person may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. We are not required to deliver an annual report with this prospectus, nor will we do so. However, you may obtain a copy of our annual report, or any of our other public filings, by contacting us or from the SEC, as mentioned above.

LEGAL MATTERS

The validity of the common stock offered in this prospectus has been passed upon for us by Silverman Sclar Shin & Byrne PLLC, 381 Park Avenue South, Suite 1601, New York, New York 10016.

EXPERTS

Our consolidated financial statements included or referred to in this prospectus have been audited by Jewett, Schwartz, Wolfe and Associates, independent registered public accounting firm and are included in this Prospectus in reliance on this firm as experts in accounting and auditing..

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 7-108-402 of the Colorado Business Corporation Act (the “Act”) provides, generally, that the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in Section 7-108-403 (unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. Such provision may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective. The Company’s articles of incorporation contain such a provision.

Section 7-109-103 of the Act provides, that a corporation organized under Colorado law shall be required to indemnify a person who is or was a director of the corporation or an individual who, while serving as a director of the corporation, is or was serving at the corporation’s request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign corporation or other person or of an employee benefit plan (a “Director”) of the corporation and who was wholly successful, on the merits or otherwise, in the defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a “Proceeding”), in which he was a party, against reasonable expenses incurred by him in connection with the Proceeding, unless such indemnity is limited by the corporation’s articles of incorporation.

Section 7-109-102 of the Act provides, generally, that a corporation may indemnify a person made a party to a Proceeding because the person is or was a Director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, the person’s conduct was in the corporation’s best interests and, in all other cases, his or her conduct was at least not opposed to the corporation’s best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. A corporation may not indemnify a Director in connection with any Proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation or, in connection with any other Proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

Under Section 7-109-107 of the Act, unless otherwise provided in the articles of incorporation, a corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a Director and may indemnify an officer, employee, fiduciary, or agent who is not a Director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

In addition, the Company’s articles of incorporation provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, with respect to Proceedings to enforce rights to indemnification, the Company shall indemnify any such indemnitee in connection with a Proceeding (or part thereof) initiated by such indemnitee only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Company.

The Company’s articles require that the Company maintain insurance to protect itself and any Director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Act.

The Company’s articles of incorporation provide that the Company shall indemnify any Director or officer, or former director or officer, or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock, or of which it is a creditor, and the personal representative of all such persons, against expenses actually and necessarily incurred by him in connection with the defense of any Proceeding in which he is made a party by reason of being or having been such director or officer, except in relation to matters as to which he shall be adjudged in such Proceeding, to be liable for negligence or misconduct in the performance of duty; but such indemnification shall not be deemed exclusive of any other rights to which such Director or officer may be entitled, under any by-law, agreement, vote of shareholders, or otherwise, nor shall anything herein contained restrict the right of the Company to indemnify or reimburse such person in any proper case, even though not specifically herein provided for.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement.

The registration statement and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains a web site at  http://www.sec.gov  that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We are subject to the informational requirements of the Securities and Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at  www.sec.gov . You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Index to Consolidated Financial Statements
Axion International Holdings, Inc.

AXION INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2009	2009
	unaudited
ASSETS
Current assets:
Cash and cash equivalents	$338,192	$1,257,516
Accounts receivable	135,822	314,027
Unbilled revenue	166,999	-
Inventories	304,928	76,533
Prepaid expenses	7,500	1,915
Total current assets	953,441	1,649,991

Property, equipment, and leasehold improvements, at cost:
Equipment	13,754	9,838
Machinery and equipment	443,964	406,639
Purchased software	56,404	56,404
Furniture and fixtures	13,091	9,322
Leasehold improvements	420	29,300
	527,632	511,503
Less accumulated depreciation	(240,220)	(205,156)
Net property and leasehold improvements	287,412	304,347
License, at acquisition cost,	68,284	68,284
Deposits	10,713	10,713
Total assets	$1,319,850	$2,035,334

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$569,517	$546,920
Accrued liabilities	374,333	357,172
Notes payable	-	14,000
Current portion of convertible debentures, net of discount	420,714	253,795
Total current liabilities	1,364,564	1,171,886
Convertible debentures, net of discount	2	157,347

Total liabilities	1,364,566	1,329,233
Commitments and contingencies	-	-

Stockholders' equity (deficit)
Common stock, no par value; authorized, 100,000,000 shares;19,736,232 and 19,243,669 shares issued and outstanding at December 31, 2009 and September 30, 2009, respectively	11,894,765	10,009,677
Retained earnings (deficit)	(11,939,480)	(9,303,576)
Total stockholders' equity (deficit)	(44,715)	706,101
Total liabilities and stockholders' equity (deficit)	$1,319,851	$2,035,334

See accompanying notes to consolidated financial statements.

AXION INTERNATIONAL HOLDINGS INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended December 31, 2009	Three months ended December 31, 2008
	Unaudited	Unaudited

Revenue	$302,541	$4,200
Cost of goods sold	246,040	-
Gross margin	56,501	4,200

Operating expenses:
Research and development costs	26,615	154,940
Marketing and sales	105,040	46,732
General and administrative expenses	2,461,600	427,542
Depreciation and amortization	64,364	10,875
Total operating costs and expenses	2,657,619	640,089

Loss from operations	(2,601,118)	(635,889)

Other expense (income), net:
Other income	-	-
Interest expense, net	34,786	60,732
Debt conversion expense	-	-
Total other expense, net	34,786	60,732

Loss before income taxes	(2,635,904)	(696,621)

Provision for income taxes	-	-

Net loss	$(2,635,904)	$(696,621)

Weighted average common shares - basic and diluted	19,550,964	14,217,968

Basic and diluted net loss per share	$(0.13)	$(0.05)

See accompanying notes to consolidated financial statements.

AXION INTERNATIONAL HOLDINGS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31, 2009	Three months ended December 31, 2008
	Unaudited	Unaudited

Cash flow from operating activities:
Net loss	$(2,635,904)	$(615,582)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, and amortization	64,364	10,875
Accretion of interest expense on convertible debentures	9,572	44,400
Issuance of common stock, options and warrants for services and for accrued interest	1,475,089	80,803
Changes in operating assets and liabilities:
Accounts receivable	11,206	(4,200)
Inventories	(228,395)	(94,680)
Prepaid expenses and other	(5,585)	361
Accounts payable	22,599	19,809
Accrued liabilities	17,160	37,503
Net cash (used in) operating activities	(1,269,894)	(601,750)

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(45,430)	(6,700)
Net cash (used in) provided by investing activities	(45,430)	(6,700)

Cash flows from financing activities:
Proceeds from short term notes	-	125,000
Issuance of common stock, net of expenses	410,000	1,275,000
Repayment of notes and convertible debentures	(14,000)	-
Net cash provided by financing activities	396,000	1,400,000

Net increase in cash	(919,324)	791,550
Cash at beginning of period	1,257,516	138,826
Cash at end of period	$338,192	$930,376

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-

See accompanying notes to consolidated financial statements.

AXION INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(1)       Summary of Significant Accounting Policies

(a)         Business and Basis of Financial Statement Presentation

Axion International Holdings, Inc. (“Holdings”), formerly Analytical Surveys, Inc., was formed in 1981 to provide data conversion and digital mapping services to users of customized geographic information systems.  In fiscal 2006, Holdings acted upon its belief that it would not be able to sustain the operations of its historical business.  Holdings focused on completing its long-term contracts that would generate cash, sold certain operations and briefly transitioned its principal business into that of an independent oil and gas enterprise.  In May 2007, Holdings terminated its oil and gas executives and took steps to reduce expenses and commitments in oil and gas investments.

As a result, in November 2007, Holdings entered into an Agreement and Plan of Merger, among Holdings, Axion Acquisition Corp., a Delaware corporation and a newly created direct wholly-owned subsidiary of Holdings (the “Merger Sub”), and Axion International, Inc., a Delaware corporation which incorporated on August 6, 2006 with operations commencing in November 2007 (“Axion”).  On March 20, 2008 (the “Effective Date”), Holdings consummated the merger (the “Merger”) of Merger Sub into Axion, with Axion continuing as the surviving corporation and a wholly-owned subsidiary of Holdings.  Each issued and outstanding share of Axion became 47,630 shares of Holdings’ common stock (“Common Stock”), or 9,190,630 shares in the aggregate constituting approximately 90.7% of Holdings’ issued and outstanding Common Stock as of the Effective Date of the Merger.  The Merger resulted in a change of control, and as such, Axion (“we”, “our” or the “Company”) is the surviving entity.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In the opinion of management, all adjustments necessary for a fair presentation of such consolidated financial statements have been included. Such adjustments consist of normal recurring items. Interim results are not necessarily indicative of results for a full year.  These consolidated financial statements should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements include the accounts of our majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reverse Merger.  The Merger has been accounted for as a reverse merger in the form of a recapitalization with Axion as the successor.  The recapitalization has been given retroactive effect in the accompanying financial statements. The accompanying consolidated financial statements represent those of Axion for all periods prior to the consummation of the Merger.

Going Concern. We have incurred significant losses since inception and we have a working capital deficit. These conditions raise substantial doubt about our ability to continue as a going concern. We must raise additional capital through the sale of equity or debt securities, through an offering of debt securities, or through borrowings from financial institutions.

(b)         Statement of Cash Flows

For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(c)         Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost and are depreciated and amortized using the straight-line method over estimated useful lives of two to five years.  Repairs and maintenance are charged directly to operations as incurred.

(d)         Allowance for Doubtful Accounts

We accrue a reserve on a receivable when, based upon the judgment of management, it is probable that a receivable will not be collected and the amount of any reserve may be reasonably estimated.  As of December 31, 2009 we had an allowance for doubtful accounts of $0.

(e)       Inventories.

Inventories are priced at the lower of cost (first–in, first–out) or market and consist primarily of raw materials and finished goods.  No adjustment has been made to the cost of finished goods inventories as of December 31, 2009.

 (f)          Revenue and Cost Recognition

Revenue from product sales is recognized when persuasive evidence of an agreement with the customer exists, products are shipped or title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed or determinable, collectibility is reasonably assured, and when there are no significant future performance obligations.  Customers are billed based on the terms included in the contracts, which are generally upon delivery of certain products or information, or achievement of certain milestones defined in the contracts.  When billed, such amounts are recorded as accounts receivable.

Revenue on construction projects is recognized on the percentage-of-completion method based on contract costs.  Contract costs include purchased material, material processing, subcontractor services, labor and other direct costs.  Costs of uninstalled materials specifically produced for a project are included in costs used to measure extent of progress toward project completion.  Losses on contracts are recognized in the period such losses are determined.  We do not believe warranty obligations on completed contracts are significant.  Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.  Unbilled revenue represents revenue related to services completed but not billed, and advance billings represent billings in advance of services performed.

(g)       Income Taxes

Income taxes are reflected under the liability method, which establishes deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as  income in the period that includes the enactment date.

U.S. generally accepted accounting principles require that we record a valuation allowance against deferred tax assets if it is “more likely than not” that we will not be able to utilize it to offset future taxes.  Due to our recent history of unprofitable operations and due to the continuing uncertainties surrounding our future operations, we have not recognized any of this net deferred tax asset.  We currently provide for income taxes only to the extent that we expect to pay cash taxes (primarily state taxes and the federal alternative minimum tax) on current taxable income.

(h)         Impairment of Long-Lived Assets Other Than Goodwill

We assess the potential for impairment in the carrying values of our long-term assets whenever events or changes in circumstances indicate such impairment may have occurred.  An impairment charge to current operations is recognized when the estimated undiscounted future net cash flows of the asset are less than its carrying value. Any such impairment is recognized based on the differences in the carrying value and estimated fair value of the impaired asset.

(i)          Stock-Based Compensation

We record stock-based compensation for transactions in which we exchange our equity instruments for services of employees, consultants and others based on the fair value of the equity instruments issued at the date of grant or other measurement date.  The fair value of common stock awards is based on the observed market value of our stock.  We calculate the fair value of options and warrants using the Black-Scholes option pricing model.  Expense is recognized, net of expected forfeitures, over the period of performance.  When the vesting of an award is subject to performance conditions, no expense is recognized until achievement of the performance condition is deemed to be probable.

(j)         Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted earnings (loss) per share includes the effects of the potential dilution of outstanding options, warrants, and convertible debt on our common stock as determined using the treasury stock method. For the three months ended December 31, 2009, there were no dilutive effects of such securities because we incurred a net loss in each period.  Potential dilutive common shares issuable under our convertible instruments, warrant agreements and stock option plans amounted to 7,530,920 as of December 31, 2009.

(k)         Financial Instruments

The carrying amounts of financial instruments approximate their estimated fair values. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of cash, receivables, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments.

(l)          Concentration of Credit Risk

We maintain our cash with a major U.S. domestic bank. The amounts held in this bank exceed the insured limit of $250,000 from time to time.   We have not incurred losses related to these deposits.  The Company’s accounts receivable and unbilled revenue balances as of December 31, 2009 include an aggregate of $251,999 due from one customer.

(m)         Operating Cycle

In accordance with industry practice, we include in current assets and liabilities amounts relating to long-term contracts, which generally have operating cycles extending beyond one year. Other assets and liabilities are classified as current and non-current on the basis of expected realization within or beyond one year.

(2)            Project revenue

In November 2009, the Company received two “Delivery Order Authorizations” (“DOA’s”), or contract purchase orders, from Centennial Contractors Enterprises, Inc. together with collateral contract documents for the demolition and construction of two bridges located on the United States Army Base at Fort Eustis in the state of Virginia.  The contract award of $957,587 includes the costs and expenses for equipment, labor and the Company’s composite construction materials. The Company has contracted with third-parties for the design and build specifications and the demolition and rebuild work. The project officially commenced upon receipt of the DOA’s and is expected to be completed within the fiscal year ending September 30, 2010.  In connection with the bonding activities related to the project, the Company has granted a broad security interest in its assets to an insurance company.

(3) Inventories

The components of inventories are:

	December 31, 2009	September 30, 2009
Finished goods	$228,328	$46,731
Raw materials	76,600	29,802
Total inventories	$304,928	$76,533

(4) Accrued liabilities

The components of accrued liabilities are:

	December 31, 2009	September 30, 2009
Payable to insurer for legal settlement	$100,000	$100,000
Refundable oil and gas receipts	129,334	129,334
Accrued interest	101,858	76,644
Other	43,141	51,194
Total accrued liabilities	$374,333	$357,172

(5) Debt

The components of debt are summarized as follows.

	Due	December 31, 2009	September 30, 2008
9% convertible debentures	September 2010	$278,236	$278,236
8.75% convertible debenture	December 2010	172,500	172,500
10% convertible debentures	February 2011	300,000	300,000
10% convertible debentures	March 2011	300,000	300,000
Discount		(630,024)	(639,595)
		420,718	411,141
Less current portion		420,716	253,795
		$2	$157,347

The Company’s 9% and 8.75% convertible debentures were issued in the year ended September 30, 2008 in connection with debt modifications which resulted in debt conversion expense charges in that year.  The recorded discount on these debentures, $30,026 in the aggregate as of December 31, 2009, is being amortized to interest expense on the interest method through their scheduled maturity dates.

The Company’s 10% convertible debentures were issued under purchase agreements in the year ended September 30, 2009, together with warrants, for aggregate proceeds of $600,000.  The total of the calculated fair value of the warrants and the intrinsic value of beneficial conversion features contained in the debentures exceeded the proceeds received.  Accordingly, the Company recorded a discount on the notes substantially equal to the principal amount of the notes.  The recorded discount on these debentures, $599,998 in the aggregate as of December 31, 2009, is being amortized to interest expense on the interest method through their scheduled maturity dates.  As a result of the application of the interest method, unless the debentures are converted earlier, substantially all of the discount is expected to be amortized during the first two quarters of the Company’s fiscal year ending September 30, 2011.

Each of the debentures above contain features that allow the Company to redeem the notes prior to their scheduled due dates.  In certain events of default by the Company, the holder may generally require the Company to redeem the notes at the greater of 120% of their principal amounts or their conversion value.  Based on the life of the notes and the likelihood and effect of substantive exercise of these provisions the Company has determined that these features have minimal value.

(6) Stockholder’s Equity

In October 2009, the Company issued 200,000 shares of its common stock to consultants for services performed in the Company’s strategic planning and financing activities.  The shares had a fair value of $600,000 at issuance based on the quoted market price of the Company’s stock on the OTC Bulletin Board.  This amount were recognized in general and administrative expenses in the three months ended December 31, 2009.

In November 2009, the Company sold 200,000 shares of common stock and 20,000 three-year warrants, exercisable at $2.91 per share, for aggregate proceeds of $410,000.  As a placement fee, the Company paid $8,200 and issued 20,000 three-year warrants, also at the exercise price of $2.91 per share.

In November 2009, the Company issued 360,000 five-year warrants exercisable at $0.90 per share to a consultant for strategic planning, business development and investor relations services.  The warrants had a fair value of $1,033,909 at December 31, 2009 based on the Black Scholes pricing model, of which $344,636 was recognized in general and administrative expenses in the three months ended December 31, 2009.  Also in November, the Company issued 74,726 shares of common stock to a consultant for business development, marketing and sales services performed.  The shares had a fair value of $198,024 at issuance based on the quoted market price of the Company’s stock on the OTC Bulletin Board.  Under the agreement, which expires in 2011, the consultant will be granted options to purchase up to 500,000 additional shares of common stock at an exercise price of $0.01 per share contingent on attaining specified sales targets.

In December 2009, the Company agreed to issue 104,554 five-year warrants exercisable at $0.88 per share to a consultant for services performed in the Company’s financing efforts.  The warrants had a fair value of $283,788 at the date of grant based on the Black Scholes pricing model, which was recognized in general and administrative expenses in the three months ended December 31, 2009.

The following table sets forth the number of shares of Common Stock that were issuable upon exercise of outstanding warrants as of December 31, 2009.  Net share settlement is available to warrant holders.

	Expiration	Conversion/ Exercise Price	Common Shares Issuable
Class A Warrants	2011	$5.36	95,473
Class B Warrants	2011	5.96	95,473
Class E Warrants	2011	4.74	188,018
Advisor Warrants	2011	2.36	47,482
Warrants issued in short-term borrowings	2012	1.00	100,000
Warrants issued in short-term borrowings	2013	0.88	200,000
Warrants issued in short-term borrowings	2014	0.88	671,000
Warrants attached to 10% convertible notes	2014	0.90	1,500,000
September 2009 investor warrants	2012	3.13	50,000
September 2009 finder warrants	2012	3.13	50,000
November 2009 finder warrants	2012	2.91	20,000
November 2009 finder warrants	2012	2.91	20,000
November 2009 consultant warrants	2014	0.90	360,000
December 2009 consultant warrants	2012	0.88	104,554
Weighted average exercise price and total shares issuable		1.45	3,602,000

The following table sets forth the number of shares of Common Stock that were issuable upon conversion of convertible debt as of December 31, 2009.

	Principal Amount	Conversion/ Exercise Price	Common Shares Issuable
Series A Debenture	78,236	$0.30	260,787
Series B Debenture	200,000	0.30	666,667
September 2008 Debenture	172,500	1.50	115,000
September 2009 Debentures	600,000	0.90	666,667

 (7) Stock–based compensation

The following table summarizes stock option activity in the three months ended December 31, 2009:

	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,219,799	$0.47
Granted	-	-
Exercised	-	-
Outstanding at end of period	2,219,799	$0.47

 (8)             Impact of Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board (“FASB”) issued guidance. generally codified under ASC Topic 350, “Intangibles – Goodwill and Other”, that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset in order to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset and was effective for fiscal years beginning after December 15, 2008. The adoption of these changes did not have a material effect on the Company’s consolidated financial statements..

In June 2008, the FASB issued guidance. generally codified under ASC Topic 260, “Earnings per Share”,, which classifies unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents as participating securities and requires them to be included in the computation of earnings per share pursuant to the two-class method and was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. It requires all prior period earnings per share data presented to be adjusted retrospectively. The adoption of these changes did not have a material effect on the Company’s consolidated financial statements.

In September 2008, the FASB issued FSP No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP 133-1”). FSP 133-1 requires more extensive disclosure regarding potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of sellers of credit derivatives. FSP 133-1 also amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,” to require additional disclosure about the current status of the payment or performance risk of a guarantee. FSP 133-1 also clarifies the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” by stating that the disclosures required should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of these changes did not have a material effect on the Company’s consolidated financial statements..

In June 2008, the FASB issued guidance, generally codified under ASC Topic 815, “Derivatives and Hedging”, on how an entity should determine whether an instrument (or an embedded feature) is indexed to an entity’s own stock. This guidance provides for use of a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of these changes did not have a material effect on the Company’s consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Revenue Recognition – Multiple-Deliverable Arrangements” which addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The provisions of this update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the effect, if any, that adoption will have on its consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements”, which adds and clarifies certain disclosures about the use of fair value measurements in financial statements.  The provisions of this update will be effective for interim and annual reporting periods beginning after December 15, 2009. The Company is currently evaluating the effect, if any, that adoption will have on its consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and stockholders of
Axion International Holding, Inc.

We have audited the accompanying consolidated balance sheets of Axion International Holdings, Inc. as of September 30, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended September 30, 2009 and for the period from November 1, 2007 (inception) through September 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Axion International Holdings, Inc. as of September 30, 2009 and 2008 and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s need to seek new sources or methods of financing or revenue to pursue its business strategy raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As more fully described in Note 2 to the consolidated financial statements, the Company determined that certain transactions were not accurately presented in the consolidated financial statements included in the Company’s Annual Report on Form 10-KSB for the year ended September 30, 2008. These transactions include the recognition and accounting for stock options, warrants and common stock issued to service-providers, the recognition and accounting for discounts on notes payable and convertible notes payable resulting from the concurrent issuance of warrants and beneficial conversion features and the treatment of debt modification. Accordingly, the consolidated balance sheet as of December 31, 2008 and the related consolidated statements of operations, changes in shareholders’ equity and cash for flows for the period from November 1, 2007 (inception) through September 30, 2008 have been restated to reflect corrections to previously reported amounts.

/s/ Jewett, Schwartz, Wolfe and Associates

Hollywood, Florida
January 12, 2010

200 South Park Road, Suite 150  •  Hollywood, Florida 33021  •  Main 954.922.5885  •  Fax
954.922.5957  •  www.jsw-a.com
Member - American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Private Companies Practice Section of the AICPA • Registered with the Public Company Accounting Oversight
Board of SEC

AXION INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
At September 30

	2009	2008
		Restated
ASSETS
Current assets:
Cash and cash equivalents	$1,257,516	$138,826
Accounts receivable	314,027	-
Inventories	76,533	110,416
Prepaid expenses	1,915	7,264
Total current assets	1,649,991	256,505

Property, equipment, and leasehold improvements, at cost:
Equipment	9,838	9,838
Machinery and equipment	406,639	261,425
Purchased software	56,404	56,329
Furniture and fixtures	9,322	9,322
Leasehold improvements	29,300	29,300
	511,503	366,214
Less accumulated depreciation	(205,156)	(25,609)
Net property and leasehold improvements	304,347	340,605
License, at acquisition cost,	68,284	68,284
Deposits	10,713	4,000
Total assets	$2,035,334	$669,394

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$546,920	$326,511
Accrued liabilities	357,172	281,045
Notes payable	14,000	-
Current portion of convertible debentures	253,795	-
Total current liabilities	1,171,886	607,556
Convertible debentures, net of discount	157,347	576,666

Total liabilities	1,329,233	1,184,222
Commitments and contingencies	-	-

Stockholders' equity (deficit):
Common stock, no par value; authorized, 100,000,000 shares;19,243,669 and 13,978,136 shares issued and outstanding at September 30, 2009 and 2008, respectively	10,009,677	3,029,333
Retained earnings (deficit)	(9,303,576)	(3,544,161)
Total stockholders' equity (deficit)	706,101	(514,828)

Total liabilities and stockholders' equity (deficit)	$2,035,334	$669,394

See accompanying notes to consolidated financial statements.

AXION INTERNATIONAL HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,	November 1, 2007 (inception) through September 30,
	2009	2008
		Restated

Revenue	$1,374,961	$6,472
Cost of goods sold	995,218	743
Gross margin	379,743	5,729

Operating expenses:
Research and development costs	467,133	340,457
Marketing and sales	497,961	90,945
General and administrative expenses	3,398,509	1,269,559
Depreciation and amortization	179,547	25,609
Total operating costs and expenses	4,543,150	1,726,570

Loss from operations	(4,163,407)	(1,720,841)

Other expense (income), net
Other income	-	(20,000)
Interest expense, net	589,182	738,449
Debt conversion expense	1,006,826	1,104,871
Total other expense, net	1,596,008	1,823,320

Loss before income taxes	(5,759,415)	(3,544,161)

Provision for income taxes	-	-

Net loss	$(5,759,415)	$(3,544,161)

Weighted average common shares - basic and diluted	15,873,361	9,138,437

Basic and diluted net loss per share	$(0.36)	$(0.39)

See accompanying notes to consolidated financial statements.

AXION INTERNATIONAL HOLDINGS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,	November 1, 2007 (inception) through September 30,
	2009	2008
		Restated
Cash flow from operating activities:
Net loss	$(5,759,415)	$(3,544,161)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, and amortization	179,547	25,609
Accretion of interest expense on convertible debentures	475,745	634,002
Debt conversion expense	1,006,826	1,104,874
Issuance of common stock for services and for accrued interest	1,526,905	187,890
Gain on sale of assets	-	(20,000)
Changes in operating assets and liabilities:
Accounts receivable	(314,027)	59,048
Inventories	33,882	(110,416)
Prepaid expenses and other	(19,675)	(5,507)
Accounts payable	245,054	304,929
Accrued liabilities	69,795	66,341
Net cash (used in) operating activities	(2,555,363)	(1,297,391)

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(145,289)	(358,742)
Proceeds from sale of assets acquired in merger	-	506,000
Costs to acquire license	-	(48,284)
Net cash (used in) provided by investing activities	(145,289)	98,974

Cash flows from financing activities:
Proceeds from short term notes	1,124,000	27,154
Issuance of common stock, net of expenses	3,205,343	1,267,077
Issuance of convertible debenture	500,000	200,000
Repayment of notes and convertible debentures	(1,010,000)	(200,000)
Cash acquired in reverse merger	-	43,011
Net cash provided by financing activities	3,819,343	1,337,242

Net increase in cash	1,118,691	138,825
Cash at beginning of period	138,825	-
Cash at end of period	$1,257,516	$138,825

Supplemental disclosures of cash flow information:
Cash paid for interest	$8,821	$-
Common stock issued for consulting services	562,810	30,000
Conversion of notes	275,000	890,278
Common stock issued settlement of accrued liabilities	-	67,048
Common stock issued for license agreement	-	20,000
Common stock issued pursuant to merger	-	358,385
Warrants issued in connection with debt	820,238	-

See accompanying notes to consolidated financial statements.

AXION INTERNATIONAL HOLDINGS INC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
September 30, 2009

	Common shares	Common Stock, Axion	Common Stock, Axion Holdings	Retained deficit	Total
Issuance of common stock to founders	21	$85.00	$(85)	$-	$-
Issuance of common stock for license	4	15	19,985	-	20,000
Issuance of common stock for services	14	54	19,946	-	20,000
Private placement of common stock, including conversion of note payable to common stock, net of issuance costs	10	39	822,292	-	822,331
Exchange of shares	9,190,589	-	-	-	-
Shares issued in reverse merger	1,002,432	(193)	193	-	-
Liabilities assumed in excess of fair value of assets pursuant to merger	-	-	(520,134)	-	(520,134)
Private placement of common stock at $0.88 per share	536,250	-	471,900	-	471,900
Shares issued pursuant to conversion of debenture and interest payable thereon	3,186,324	-	1,829,105	-	1,829,105
Recognition of beneficial conversion feature	-	-	200,000	-	200,000
Shares issued to settle accrued liabilities	62,493	-	67,048	-	67,048
Stock-based compensation	-	-	119,083	-	119,083
Net loss	-	-	-	(3,544,161)	(3,544,161)
Balance at September 30, 2008	13,978,137	-	3,029,333	(3,544,161)	(514,828)
Private placements of common stock	3,115,055	-	3,205,343	-	3,205,343
Shares issued pursuant to conversion of debenture and interest payable thereon	1,330,621	-	1,355,327	-	1,355,327
Shares issued pursuant to the net exercise of stock options	297,857	-	-	-	-
Stock-based compensation	522,000	-	1,453,405	-	1,453,405
Warrants issued in connection with debt	-	-	820,238	-	820,238
Recognition of beneficial conversion feature	-	-	146,031	-	146,031
Net loss	-	-	-	(5,759,415)	(5,759,415)
Balance at September 30, 2009	19,243,670	$-	$10,009,677	$(9,303,576)	$706,101

See accompanying notes to consolidated financial statements.

AXION INTERNATIONAL HOLDINGS INC.AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)       Summary of Significant Accounting Policies

(a)         Business and Basis of Financial Statement Presentation

Axion International Holdings, Inc. (“Holdings”), formerly Analytical Surveys, Inc., was formed in 1981 to provide data conversion and digital mapping services to users of customized geographic information systems.  In fiscal 2006, Holdings acted upon its belief that it would not be able to sustain the operations of its historical business.  Holdings focused on completing its long-term contracts that would generate cash, sold certain operations and briefly transitioned its principal business into that of an independent oil and gas enterprise.  In May 2007, Holdings terminated its oil and gas executives and took steps to reduce expenses and commitments in oil and gas investments.

As a result, in November 2007, Holdings entered into an Agreement and Plan of Merger, among Holdings, Axion Acquisition Corp., a Delaware corporation and a newly created direct wholly-owned subsidiary of Holdings (the “Merger Sub”), and Axion International, Inc., a Delaware corporation which incorporated on August 6, 2006 with operations commencing in November 2007 (“Axion”).  On March 20, 2008 (the “Effective Date”), Holdings consummated the merger (the “Merger”) of Merger Sub into Axion, with Axion continuing as the surviving corporation and a wholly-owned subsidiary of Holdings.  Each issued and outstanding share of Axion became 47,630 shares of Holdings’ common stock (“Common Stock”), or 9,190,630 shares in the aggregate constituting approximately 90.7% of Holdings’ issued and outstanding Common Stock as of the Effective Date of the Merger.  The Merger resulted in a change of control, and as such, Axion (“we”, “our” or the “Company”) is the surviving entity.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Our consolidated financial statements include the accounts of our majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reverse Merger.  The Merger has been accounted for as a reverse merger in the form of a recapitalization with Axion as the successor.  The recapitalization has been given retroactive effect in the accompanying financial statements. The accompanying consolidated financial statements represent those of Axion for all periods prior to the consummation of the Merger.

Going Concern. We have incurred significant losses since inception and we have a working capital deficit. These conditions raise substantial doubt about our ability to continue as a going concern. We must raise additional capital through the sale of equity or debt securities, through an offering of debt securities, or through borrowings from financial institutions.

(b)         Statement of Cash Flows

For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(c)         Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost and are depreciated and amortized using the straight-line method over estimated useful lives of three to ten years.  Repairs and maintenance are charged directly to operations as incurred.

(d)         Allowance for Doubtful Accounts

We accrue a reserve on a receivable when, based upon the judgment of management, it is probable that a receivable will not be collected and the amount of any reserve may be reasonably estimated.  As of September 30, 2009 and 2008 we had an allowance for doubtful accounts of $0.

(e)       Inventories.  Inventories are priced at the lower of cost (first–in, first–out) or market and consist primarily of raw materials and finished goods.  No adjustment has been made to the cost of finished goods inventories as of September 30, 2009.

 (f)          Revenue and Cost Recognition

Revenue is recognized when persuasive evidence of an agreement with the customer exists, products are shipped or title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed or determinable, collectibility is reasonably assured, and when there are no significant future performance obligations.

Customers are billed based on the terms included in the contracts, which are generally upon delivery of certain products or information, or achievement of certain milestones defined in the contracts.  When billed, such amounts are recorded as accounts receivable.  Revenue earned in excess of billings represents revenue related to services completed but not billed, and billings in excess of revenue earned represent billings in advance of services performed.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and depreciation costs.  Losses on contracts are recognized in the period such losses are determined.  We do not believe warranty obligations on completed contracts are significant.  Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

(g)       Income Taxes

Income taxes are reflected under the liability method, which establishes deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

U.S. generally accepted accounting principles require that we record a valuation allowance against deferred tax assets if it is “more likely than not” that we will not be able to utilize it to offset future taxes.  Due to our recent history of unprofitable operations and due to the continuing uncertainties surrounding our future operations, we have not recognized any of this net deferred tax asset.  We currently provide for income taxes only to the extent that we expect to pay cash taxes (primarily state taxes and the federal alternative minimum tax) on current taxable income.

(h)         Impairment of Long-Lived Assets Other Than Goodwill

We assess the potential for impairment in the carrying values of our long-term assets whenever events or changes in circumstances indicate such impairment may have occurred.  An impairment charge to current operations is recognized when the estimated undiscounted future net cash flows of the asset are less than its carrying value. Any such impairment is recognized based on the differences in the carrying value and estimated fair value of the impaired asset.

(i)          Stock-Based Compensation

We record stock-based compensation for transactions in which we exchange our equity instruments for services of employees, consultants and others based on the fair value of the equity instruments issued at the date of grant or other measurement date.  The fair value of common stock awards is based on the observed market value of our stock.  We calculate the fair value of options and warrants using the Black-Scholes option pricing model.  Expense is recognized, net of expected forfeitures, over the period of performance.  When the vesting of an award is subject to performance conditions, no expense is recognized until achievement of the performance condition is deemed to be probable.

(j)         Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted earnings (loss) per share includes the effects of the potential dilution of outstanding options, warrants, and convertible debt on our Common Stock as determined using the treasury stock method. For the year ended September 30, 2009 and the period from inception to September 30, 2008, there were no dilutive effects of such securities because we incurred a net loss in each period.  Potential dilutive common shares issuable under our convertible instruments, warrant agreements and stock option plans amounted to 6,359,699 and 3,607,012, respectively as of September 30, 2009 and 2008.

(k)         Financial Instruments

The carrying amounts of financial instruments approximate their estimated fair values. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of cash, receivables, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments.

(l)          Concentration of Credit Risk

We maintain our cash with a major U.S. domestic bank. The amounts held in this bank exceed the insured limit of $250,000 from time to time.   We have not incurred losses related to these deposits.  Accounts receivable at September 30, 2009 represents amounts due from a single customer.

(m)         Operating Cycle

In accordance with industry practice, we include in current assets and liabilities amounts relating to long-term contracts, which generally have operating cycles extending beyond one year. Other assets and liabilities are classified as current and non-current on the basis of expected realization within or beyond one year.

(o)           Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. We adopted SFAS 157 as of the beginning of our 2008 fiscal year as it relates to recurring financial assets and liabilities. As of the beginning of our 2009 fiscal year, we adopted SFAS 157 as it relates to nonrecurring fair value measurement requirements for nonfinancial assets and liabilities. These include goodwill, other nonamortizable intangible assets and unallocated purchase price for recent acquisitions which are included within other assets. Our adoption of SFAS 157 did not have a material impact on our financial statements.
The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

           •Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

           •Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

           •Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(p) Reclassifications

In the fourth quarter of the year ended September 30, 2009, we reclassified certain costs of third-party production facilities, amounting to $225,500 from research and development costs to cost of goods sold.

(2)           Restatements

In connection with the preparation of the Company’s Annual Report on Form 10-K for the year ended September 30, 2009, the Company determined that certain transactions were not accurately presented in the financial statements included in the Company’s Annual Report on Form 10-KSB for the year ended September 30, 2008 and the Company’s Quarterly Reports on Form 10-Q for the three months ended December 31, 2008, March 31, 2009 and June 30, 2009.  These include the following:

a)	The recognition and accounting for shares of common stock, options and warrants issued to service-providers
b)	The recognition and accounting for discounts on notes payable and convertible notes payable resulting from the concurrent issuance of warrants and from beneficial conversion features
c)	The treatment of debt modifications

The Company and the Company's audit committee have discussed the above errors and adjustments with the Company's independent registered public accounting firm and have determined that a restatement is necessary. The Annual Report on Form 10-K for the fiscal year ended September 30, 2009 reflects the changes for the annual results for the year ended September 30, 2008. The Company has amended its Quarterly Reports on Forms 10-Q for the periods ended December 31, 2008, March 31, 2009 and June 30, 2009.

As a result of the correction of the errors described above, the Company restated its financial statements for the year ended September 30, 2008 included in its Annual Report on Form 10-K as follows:

AXION INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET

	September 30, 2008, as previously reported	Adjustments		September 30, 2008, restated
Assets
Current assets:
Cash and cash equivalents	$138,826			$138,826
Inventories	110,416			110,416
Prepaid expenses	7,264			7,264
Total current assets	256,505			256,505

Property, equipment, and leasehold improvements, at cost:
Equipment	9,838			9,838
Machinery and equipment	261,425			261,425
Purchased software	56,329			56,329
Furniture and fixtures	9,322			9,322
Leasehold improvements	29,300			29,300
	366,214			366,214
Less accumulated depreciation	(25,609)			(25,609)
Net property and leasehold improvements	340,605			340,605

Long-term and intangible assets
License, at acquisition cost,	68,284			68,284
Deposits	4,000			4,000
	72,284			72,284
Total assets	$669,394			$669,394

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable	$326,511			$326,511
Accrued liabilities	323,103	$(42,058	) (a)	281,045
Total current liabilities	649,614	(42,058)		607,556
Convertible debentures, net of discount	307,243	269,423	(a)-(e)	576,666
Total liabilities	956,857	227,365		1,184,222
Commitments and contingencies	-			-
Stockholders' deficit:
Common stock	1,983,857	1,045,476	(a)-(f)	3,029,333
Retained earnings (deficit)	(2,271,320)	(1,272,841	) (a)-(b),(d)-(f)	(3,544,161)
Total stockholders' deficit	(287,463)	(227,365)		(514,828)
Total liabilities and stockholders' deficit	$669,394			$669,394

AXION INTERNATIONAL HOLDINGS INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Inception to September 30, 2008, as previously reported	Adjustments		Inception to September 30, 2008, restated

Revenue	$6,472			$6,472
Cost of goods sold	743			743
Gross margin	5,729			5,729

Research and development costs	310,761	29,695	(f)	340,456
Marketing and sales	90,945			90,945
General and administrative expenses	1,180,169	89,389	(f)	1,269,558
Depreciation and amortization	25,609			25,609
Total operating costs and expenses	1,607,483	119,084		1,726,567
Loss from operations	(1,601,754)	(119,084)		(1,720,838)

Other expense (income), net
Other income	(20,000)			(20,000)
Interest expense, net	689,566	48,883	(b)(d)(e)	738,449
Debt conversion expense		1,104,871	(a)(b)	1,104,871
Total other expense, net	669,566	1,153,754		1,823,320
Loss before income taxes	(2,271,320)	(1,272,841)		(3,544,161)
Provision for income taxes	-			-
Net loss	$(2,271,320)	(1,272,841)		$(3,544,161)
Weighted average common shares - basic and diluted	9,138,437			9,138,437
Basic and diluted net loss per share	$(0.25)			$(0.39)

a)
A loss on debt extinguishment of $931,327 was recognized as debt conversion expense, pertaining to the September 2008 amendment and restructuring of debentures held by ADH Ventures described in note 7 below.  The amount of the loss represents the excess of the fair value of shares of common stock and new convertible debentures issued, amounting to $1,336,253 and $989,480, respectively, over the value of the beneficial conversion options present in the extinguished notes at the extinguishment date, $1,051,212, plus the carrying value of the extinguished notes, $342,808.  In addition, a $92,745 discount previously recorded on the new debenture was eliminated.

b)
Recorded charges for convertible notes issued to Divash Capital Partners LLC, amounting to $172,500 and representing value issued by the Company in a September 2008 debt restructuring described in note 7 below and treated as an induced conversion, was reclassified from interest expense to debt conversion expense.  In addition, the amount of the charge was increased by $1,047.

c)	Amounts recorded for beneficial conversion features in convertible debentures were increased by $38,252 through an adjustment to common stock.
d)
Interest expense of $255,331 was recognized for unamortized discounts remaining at the dates of conversions of convertible debentures, which were previously recorded as direct adjustments to common stock.

e)	Miscellaneous adjustments to reduce interest expense by $33,948 were made as a result of the adjustments described above.
f)	The issuance of shares of common stock to consultants and employees was recognized by increasing net loss by $119,084 and reducing accrued liabilities by $42,058.

Also, as a result of the errors described above, we recorded in the fourth quarter of the year ended September 30, 2009 share-based compensation charges of $976,378, interest expense of $71,833, and debt conversion expense of $46,153 that pertain to the first three quarters of the year.

(3)      Merger

On March 20, 2008, we consummated a merger pursuant to an Agreement and Plan of Merger, among Axion, Holdings, and the Merger Sub.  The Merger Sub was merged into Axion, with Axion continuing as the surviving corporation and a wholly-owned subsidiary of Holdings.   Each issued and outstanding share of Axion became 47,630 shares of Common Stock of Holdings, or 9,190,630 shares in the aggregate constituting approximately 90.7% of the issued and outstanding capital stock of Holdings as of the effective date of the merger.  For accounting purposes, these actions resulted in a reverse merger, and Axion is the accounting survivor and surviving business entity; however, Holdings is the surviving legal entity.

We assumed liabilities in excess of the fair value of the assets we acquired.  We reduced paid in capital as follows:
Restated
Fair value of net assets acquired:	$600,612
Consideration given:
Fair value of liabilities assumed	1,120,746
Net liabilities acquired over fair value of assets, recorded as a reduction to paid in capital	$520,134

(4)       Assets Held for Resale

Pursuant to the merger, we acquired a natural gas well with a fair market value of $486,000.  We sold the well to the operator of the well on April 11, 2008, with an effective date of March 1, 2008.  Net proceeds totaled $486,000, which is the recorded fair value of these assets at the date of acquisition.  The natural gas well was subject to a mortgage held by the holders of our then 13% senior secured debentures due March 30, 2009.  The mortgage was released and the net proceeds were held in a restricted account as additional security under the terms and conditions outlined in the debenture agreement related to operational milestones. In July, 2008 those operational milestones were achieved and the funds were released.

We also sold Holdings’ equipment for proceeds totaling $20,000, which resulted in a gain, as the acquired equipment was deemed to have no value at the date of acquisition.

(5)       Intangibles and Exclusive Agreement

In February 2007, we acquired an exclusive, royalty-bearing license in specific but broad global territories to make, have made, use, sell, offer for sale, modify, develop, import, export products made using patent applications owned by Rutgers University.  We plan to use such these revolutionary patented technologies in the production of structural plastic products such as railroad crossties, bridge infrastructure, utility poles, marine pilings and bulk heading.

We paid approximately $32,000 and issued 714,447 shares of our Common Stock as consideration to Rutgers.  We have estimated the fair market value of the consideration received in exchange for the shares totaled approximately $20,000.  We recorded these amounts, as well as legal expenses we incurred to acquire the license, as an intangible asset.  The license has an indefinite life and is tested for impairment on an annual basis

We are obligated to pay royalties on various product sales to Rutgers, and to reimburse Rutgers for certain patent defense costs.  Patent defense costs paid to Rutgers, a related party, for the year ended September 30, 2009 and the period from inception to September 30, 2008 totaled $0 and $55,172, respectively. Royalties incurred to Rutgers, for the year ended September 30, 2009 and the period from inception to September 30, 2008 totaled $23,762 and $0, respectively. We also pay annual membership dues to AIMPP, a department of Rutgers, as well as consulting fees for research and development processes.  Membership dues and consulting fees for the year ended September 30, 2009 and the period from inception to September 30, 2008 totaled $205,354 and $22,678, respectively.

(6)    Accrued liabilities

The components of accrued liabilities are:

	September 30, 2009	September 30, 2008
		Restated
Payable to insurer for legal settlement	$100,000	$100,000
Refundable oil and gas receipts	129,334	49,470
Accrued interest	76,644	55,641
Accrued rents	-	38,707
Other	51,194	37,227
Total accrued liabilities	$357,172	$281,045

(7)    Debt

The components of debt are summarized as follows.

	Due	September 30, 2009	September 30, 2008
			Restated
8.75 and 9% convertible debentures	2010	$450,736	$725,736
10% convertible debentures	2011	600,000	-
Discount		(639,595)	(149,070)
		411,141	576,666
Less current portion		253,795	-
		$157,347	$576,666

Pursuant to the Merger, we assumed three 13% Senior Secured Convertible Debentures (the “Debentures”) totaling $1,643,050.  Simultaneous with the Merger, in connection with the assignment of $1,000,000 of the outstanding principal amount of the Debentures, the holders of the Debentures agreed to extend the maturity date to June 30, 2008 and to cancel 361,234 warrants to purchase shares of our Common Stock at an exercise price of $0.40 per share, which warrants had been issued in connection with the original issuance of the Debentures.  In April 2008 in connection with the assignment of the remaining $643,050 of the Debentures, the maturity date of the Debentures was further extended to March 30, 2009, the remaining 231,542 warrants which had been issued in connection with the original issuance of the Debentures were cancelled, and the principal amount of the $643,050 being assigned was increased to $650,000.

At the time of the merger we evaluated the application of EITF 98-05, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” and concluded that the conversion option of the Debentures was a beneficial conversion feature.  We recorded the intrinsic value of $825,000, as a discount to be amortized over the term of the Debentures.

In April 2008, holders of the Debentures elected to convert $100,000 principal into 250,000 shares of Common Stock, and we repaid $200,000 of the outstanding principal. In May 2008, we issued a Series B Debenture (the “Series B Debenture”) in the principal amount of $200,000 to ADH Ventures, LLC (“ADH”), one of the holders of the Debentures and which beneficially owns more than 5% of our outstanding Common Stock, with substantially the same terms as the existing Debentures.

In August 2008, one of the holders of the Debentures elected to convert $282,564 of principal into 706,410 shares of Common Stock. In September 2008, the Debenture holders converted an additional $714,200 into 2,109,834 shares of Common Stock. They also agreed to amend and restructure the Debentures and the Series B Debentures to (i) lower the interest rate from 13% to 9%, (ii) extend the maturity date to September 30, 2010 and (iii) eliminate such holders’ security interest in the assets of the Company and its subsidiaries. In addition, the Debenture and Series B Debenture in the aggregate principal amount of $667,436 held by ADH were amended to reduce the conversion price from $.40 to $.30.  A loss on debt extinguishment of $931,327 was recognized as debt conversion expense.  The amount of the loss represents the excess of the fair value of shares of common stock and new convertible debentures issued, amounting to $1,336,253 and $989,480, respectively, over the value of the beneficial conversion options present in the extinguished notes at the extinguishment date, $1,051,212, plus the carrying value of the extinguished notes, $342,808.

In September 2008, we restructured $325,000 of outstanding 13% convertible debentures, under which such debentures were converted at a conversion price of $0.40 per share into 812,500 shares of common stock and a new 9% Convertible Debenture due September 30, 2010 (the “New Debenture) in the principal amount of $172,500 to Divash Capital Partners LLC.  The New Debenture was issued without any further cash consideration and is convertible at a conversion price of $1.50 per share.  We treated the transaction as an induced conversion and recorded debt conversion expense of $173,547, representing the fair value of the consideration issued.

In April 2009, $61,537 of principal amount of the debentures plus accrued interest was converted at a price of $0.30 per share into 207,687 shares of common stock upon our agreement to reduce the then-effective conversion price from $0.40 per share.  We treated the transaction as an induced conversion and recorded debt conversion expense of $46,153, representing the fair value of the consideration issued.

In July 2009, $34,616 of principal amount of the debentures plus accrued interest was converted at a price pf $0.40 per share into 88,834 shares of common stock, in accordance with the original conversion provisions in the notes.

In September 2009, an additional $178,847 of principal amount of debentures plus accrued interest was converted at a price of $0.20 per share into 894,235 shares of common stock upon our agreement to reduce the then-effective conversion price from $0.40 per share.  We treated the transaction as an induced conversion and recorded debt conversion expense of $960,673, representing the fair value of the consideration issued.

In September, 2009, the Company accepted Securities Purchase Agreements from three accredited investors who received an aggregate 600,000 units comprised of (i) one dollar of principal amount of a Company debenture and (ii) three 3-year common stock purchase warrants, for five hundred thousand of the units, and one five-year common stock purchase warrants for one hundred thousand of the units, all exercisable at $.90 per share, for the subscription price of $1.00 per unit, or for the aggregate purchase price of $600,000. The debentures are due in 18 months, may be converted, at the option of the holder into restricted common shares of the Company at the conversion price of $.90 per share, and pay interest, at the holder’s election, in cash at the rate of 10% or in common shares at the rate of 12% . The debentures are secured on a parri passu basis by a court judgment rendered in favor of Holdings in the action entitled Analytical Surveys, Inc. v. Tonga Partners, L.P., Cannell Capital, LLC, and Carlo Cannell, Civil Action No. 06-cv-2692, pending in the U.S. District Court, Southern District of New York.  We attributed $453,968 of proceeds to the warrants issued based on their proportionate share of the total fair value issued and recorded a discount on the debentures and a contribution to paid-in capital for that amount.  In addition, we attributed the remaining $146,032 of the total proceeds to the beneficial conversion feature represented by the difference between the fair value of our stock issuable upon conversion of the debentures and the effective conversion price, reducing the carrying value of the convertible debentures to less than $1.  The total recorded discount on the debentures will be amortized as interest expense on the interest method to the stated maturity date of the debentures.

The following table summarizes the issuances, repayments, and conversions of our long-term debt in the year ended September 30, 2009 and from inception to September 30, 2008:

	Year ended September 30, 2009	Inception to September 30, 2008
Beginning Balance	$725,736	$-
Acquired in Merger	-	1,643,050
Repayments	-	(200,000
Issuances	600,000	379,450
Conversion	(275,000)	(1,096,764
Ending Balance	$1,050,736	$725,736

Required principal payments on long-term debt at September 30, 2009 totaled $278,236 for the year ending September 30, 2010 and $772,500 for the year ending September 30, 2011.

During the year ended September 2009, we also made borrowings under a variety of short-term notes.  In April 2009, we borrowed $400,000 under a short-term note, which was repaid in June 2009.  In connection with the borrowing, we issued 60,000 shares of common stock to the lender at initiation and an additional 50,000 shares at settlement.  In addition, we issued warrants for 125,000 shares of common stock at an exercise price of $0.88 per share to a third party who agreed to pledge certain collateral for the note.  For the shares of common stock and warrants issued in connection with the note, we recognized a total of $216,666 of interest and other expenses.

We borrowed a total of $724,000 under other short-term notes with attached warrants.  We repaid $610,000 of these notes during the year and $100,000 of the notes were exchanged for $100,000 in principal amount of our 10% convertible debentures in September 2009.  The remaining unpaid principal balance at September 30, 2009 related to these borrowings was $14,000.  We recorded an aggregate of $366,270 of interest expense to recognize warrants issued in connection with these other borrowings.

(8)     Stockholder’s Equity

We are authorized to issue 100,000,000 shares of Common Stock, no par value, and 2,500,000 shares of Preferred Stock, no par value. There were 19,243,699 shares of Common Stock and no outstanding shares of Preferred Stock on September 30, 2009.

We may issue up to 2,500,000 shares of preferred stock, no par value, with dividend requirements, voting rights, redemption prices, liquidation preferences and premiums, conversion rights and other terms without a vote of the shareholders.  We also may issue up to 2,117,970 shares pursuant to our three nonqualified stock option plans and 1,350,614 shares pursuant to stock options that were granted outside the parameters of such plans.

From inception through September 30, 2009, we have issued shares of Common Stock to our founders, partners, and investors as follows.  We have adjusted the number of shares issued to reflect the post-merger shares, or the number of shares the holders received in exchange for Axion shares, and for the 1-for4 reverse stock split:

We issued 4,048,529 shares of our Common Stock to founding stockholders without consideration and 714,447 shares of our Common Stock to Rutgers University as partial consideration for issuance of an exclusive license agreement to the Company.  We estimated the fair market value of those shares to be $20,000.

Pursuant to a management consulting agreement with Regal Capital LLC (“Regal’), we issued 2,572,007 shares of our Common Stock to Regal as payment for management consulting services.  The consulting agreement also provides for a monthly fee of $10,000 each during the term of the consulting services and an additional payment of a $230,000 fee, which was paid in the year ended September 30, 2008.  We accounted for the entire fee, other than the $10,000 monthly fee, as a cost of raising capital and reduced the proceeds of the private placement completed in December 2007 accordingly.

In December 2007 and January 2008 we completed a private placement of 1,855,655 shares of Common Stock at $0.548 per share, with gross proceeds totaling $1,019,064.  Approximately 49,535 shares were to repay a $27,164 note payable, with the balance received in cash.

In April, 2008, we issued 37,493 shares of our Common Stock to five former Holdings board members in full settlement of all outstanding past due directors’ compensation.  We also issued 25,000 shares to Holdings’ former Chief Executive Officer in lieu of a cash bonus that she was entitled to receive as a result of the Merger.

In April 2008, holders of the Debentures elected to convert $100,000 principal into 250,000 shares of Common Stock, and we repaid $200,000 of the outstanding principal. In May 2008, we issued the Series B Debenture in the principal amount of $200,000, with substantially the same terms as the Debentures. We also completed an additional private placement of 471,900 common shares at $0.88 per share during the period from June 2008 to September 2008.

In August 2008, one of the holders of the Debentures elected to convert $282,564 of principal into 706,410 shares of Common Stock. In September 2008 the Debenture holders converted an additional $714,200 into 2,109,834 shares of Common Stock. They also agreed to amend and restructure the debentures to lower the interest rate from 13% to 9% and extend the maturity date to September 30. 2010. In September we issued the New Debenture in the principal amount of $172,500, with a maturity date of September 30, 2010 and a conversion price of $1.50

From December 2008 to September 2009, we sold a total of 2,615,055 shares of common stock for aggregate gross proceeds of $2,301,248.  Options to purchase an aggregate of 169,293 shares at $0.88 per share and warrants to purchase 50,000 shares at $3.13 per share were issued to investors in certain of these transactions.

In September 2009, we sold 500,000 shares of common stock, together with warrants to purchase 50,000 shares of common stock at an exercise price of $3.13, to an investor for gross proceeds of $975,000.  We incurred $70,405 of fees and issued warrants to purchase 50,000 shares of common stock at an exercise price of $3.13 to finders in connection with the transaction.

During the year ended September 30, 2009, we issued a total of 139,865 shares of common stock to settle interest due on notes payable.  In addition, during the year ended September 30, 2009 we issued an aggregate of 522,000 to consultants and advisors and recorded aggregate compensation expense of $646,810 in connection with the issuances.

The following table sets forth the number of shares of Common Stock that were issuable upon exercise of outstanding warrants as of September 30, 2009.  Net share settlement is available to warrant holders.

	Expiration	Conversion/ Exercise Price	Common Shares Issuable
Class A Warrants	2011	$5.36	95,473
Class B Warrants	2011	5.96	95,473
Class E Warrants	2011	4.74	188,018
Advisor Warrants	2011	2.36	47,482
Warrants issued in short-term borrowings	2012	1.00	100,000
Warrants issued in short-term borrowings	2013	0.88	200,000
Warrants issued in short-term borrowings	2014	0.88	671,000
Warrants attached to 10% convertible notes	2014	0.90	1,500,000
September 2009 investor warrants	2012	3.13	50,000
September 2009 finder warrants	2012	3.13	50,000
Weighted average exercise price and total shares issuable		1.52	3,097,446

The following table sets forth the number of shares of Common Stock that were issuable upon conversion of convertible debt as of September 30, 2009.

	Principal Amount	Conversion/ Exercise Price	Common Shares Issuable
Series A Debentures	78,236	$0.30	260,787
Series B Debentures	200,000	0.30	666,667
New Debentures	172,500	1.50	115,000
September 2009 Debentures	600,000	0.90	666,667

 (9)     Stock–based compensation

We have three nonqualified stock option plans with 2,907,800 shares available for grant as of September 30, 2009.  The exercise price of the options are established by the Board of Directors on the date of grant and are generally equal to the market price of the stock on the grant date.  The Board of Directors may determine the vesting period for each new grant, and options issued are exercisable in whole or in part for a period of up to ten years from the date of grant. All outstanding options pursuant to such plans on the date of the Merger became fully vested pursuant to the change of control that occurred in connection with the Merger.  We have issued 2,519,799 options to employees, consultants and others outside of these plans

The following table summarizes stock option activity since inception:

	Year ended September 30, 2009		Inception to September 30, 2008
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,218,114	$0.00	0
Granted	1,301,685	$0.81	1,218,114	$0.00
Exercised	(300,000)	$0.01
Outstanding at end of period	2,219,799	$0.47	1,218,114	$0.00
Exercisable at end of period	646,057	$0.91	75,000	$0.04
Weighted average fair value of options granted during the year		$0.79		$0.53

The following table summarizes options outstanding at September 30, 2009:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Options outstanding at end of year	2,219,799	$0.47	3.4	$5,498,067
Options vested and exercisable at end of year	646,057	$0.91	3.7	1,315,363
Unvested options expected to vest	300,000	$1.13	2.7	546,000

Pursuant to employment agreements dated January 1, 2008, our Chief Executive Officer will have the right to purchase up to 762,076 post-merger and post-split shares of Common Stock at an exercise price of $.00002 per share, and our President has the right to purchase up to 381,038 shares of Common Stock at an exercise price of $.00002 per share, under the terms of certain performance-based stock options.  The options have a five year term and will vest upon the achievement of annual revenue targets as follows.

Number of shares (post merger and post split)	Vests upon achievement of annual revenue totaling	Exercise Price	Intrinsic value on date of grant

190,519	$10 million	$.00002	$104,600
285,779	$15 million	$.00002	$156,900
285,779	$25 million	$.00002	$156,900
381,038	$25 million	$.00002	$209,200

The intrinsic value of the options, based on the fair market value of shares sold in a private placement in December 2007, totaled $627,600.  Stock-based compensation expense will be recognized in future periods in accordance with the performance-based terms of the options.

(10) Income Taxes

We have not recorded any income tax expense or benefit from inception to September 30, 2009due to our substantial operating losses and the valuation allowance applied against our deferred tax assets.

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses and other items. Loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur.

We account for income taxes pursuant to SFAS 109 Accounting for Income Taxes. The components of our deferred tax assets and liabilities are as follows:

	2009	2008
Accrued liabilities	$92,000	$92,000
Net operating loss carryforwards	1,569,000	668,000
Valuation allowance	(1,661,000)	(760,000)
Net deferred tax asset	$-	$-

At September 30, 2009, we had net operating loss carryforwards of approximately $3,900,000 that will expire through September 30, 2029.  We recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized due to the uncertainty surrounding our ability to generate sufficient future taxable income to fully realize the deferred tax assets.  For the year ended September 30, 2009, the valuation allowance increased by approximately by $901,000.

(11)       Leases

We leased approximately 1,000 square feet of space in Basking Ridge, New Jersey pursuant to an oral month-to-month lease at a monthly rent of $2,100, through October 31, 2009.  Subsequent to September 30, 2009, we entered into a three-year lease agreement for office space in New Providence, NJ, which provides for a monthly lease payment of $3,356.  These premises serve as the corporate headquarters.  Facility rent expense totaled approximately $44,000 and $19,000 for the year ended September 30, 2009 and the period from inception to September 30, 2008, respectively.

(12)              Litigation and Other Contingencies

In November 2005 and November 2007, Holdings was named as party to suits filed in the State of Indiana by the Sycamore Springs Homeowners Association, as well as certain homeowners in the Sycamore Springs neighborhood of Indianapolis, Indiana, and by the developers of the Sycamore Springs neighborhood.  The claimants alleged that various Mid-States Engineering entities that are alleged to be subsidiaries of MSE Corporation, which Holdings acquired in 1997, adversely affected the drainage system of the Sycamore Springs neighborhood, and sought damages from flooding that occurred on September 1, 2003.  Mediation efforts held in November 2007 and April 2008 have been successful, and each of the suits has been settled. The agreement is a compromise of disputed claims asserted or which may be asserted by the claimants against the settling defendants for any past, present and future losses, damages, and claims they may have against the settling defendants. The claims from the all three lawsuits arise from a single occurrence with one deductible applying to the matter, and defense of the actions were provided by Holdings’ insurance carrier.  We assumed a $100,000 obligation payable to our insurer, which represents the deductible pursuant to the terms of Holdings’ insurance coverage.

In April 2006, Holdings commenced an action against Tonga Partners, L.P. (“Tonga”), Cannell Capital, L.L.C. and J. Carlo Cannell in the United States District Court of New York, for disgorgement of short-swing profits pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.  On November 10, 2004, Tonga converted a convertible promissory note into 1,701,341 shares of Common Stock, and thereafter, between November 10 and November 15, 2004, sold such shares for a short-swing profits.  In September 2008, the District Court granted Holdings summary judgment against Tonga for disgorgement of short-swing profits in the amount of $4,965,898.  The defendants are appealing from the order granting Holdings summary judgment.

We are also subject to various other routine litigation incidental to our business. Management does not believe that any of these routine legal proceedings would have a material adverse effect on our financial condition or results of operations.

(13)             Impact of Accounting Pronouncements

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”) establishing the FASB Accounting Standards Codification, (“Codification” or “ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants, effective for interim and annual periods ending after September 15, 2009. The adoption of these changes did not have a material effect on the Company’s consolidated financial statements.

In April 2008, the FASB issued guidance. generally codified under ASC Topic 350, “Intangibles – Goodwill and Other”, that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset in order to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset and is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, that adoption will have on its consolidated financial position, results of operations and cash flows.

In June 2008, the FASB issued guidance. generally codified under ASC Topic 260, “Earnings per Share”,, which classifies unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents as participating securities and requires them to be included in the computation of earnings per share pursuant to the two-class method and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. It requires all prior period earnings per share data presented to be adjusted retrospectively. The Company is currently evaluating the effect, if any, that adoption will have on its consolidated financial position, results of operations and cash flows.

In September 2008, the FASB issued FSP No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP 133-1”). FSP 133-1 requires more extensive disclosure regarding potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of sellers of credit derivatives. FSP 133-1 also amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,” to require additional disclosure about the current status of the payment or performance risk of a guarantee. FSP 133-1 also clarifies the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” by stating that the disclosures required should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The Company is currently evaluating the effect, if any, that the adoption of FSP 133-1 will have on its consolidated financial position, results of operations and cash flows.

In June 2008, the FASB issued guidance, generally codified under ASC Topic 815, “Derivatives and Hedging”, on how an entity should determine whether an instrument (or an embedded feature) is indexed to an entity’s own stock. This guidance provides for use of a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is currently evaluating the effect, if any, that adoption will have on its consolidated financial position, results of operations and cash flows.

In May 2009, the FASB issued guidance, generally codified under ASC Topic 855, “Subsequent Events”, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements as well as the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

No dealer, salesman or any other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations.  This prospectus is an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.  The information contained in this Prospectus is current only as of this date.

1,542,500 SHARES OF
COMMON STOCK

AXION INTERNATIONAL
HOLDINGS, INC.

PROSPECTUS

May 3, 2010